Exhibit 99.1

2023
Bionomics Limited
ABN 55 075 582 740
Statutory Accounts

Director’s Report

In accordance with the Corporations Act 2001, the directors of Bionomics Limited ("Bionomics" or “Company”) report on the Company and the consolidated entity, being the Company and its controlled entities (“Group”), for the year ended 30 June 2023 (“the year” or “the period”).

Directors

The following persons were Directors of Bionomics Limited during the period and up to the date of this report:

•
Mr Alan Fisher, Non-Executive Director from 1 July 2022 to 30 June 2023 and Non-Executive Chairman from 1 July 2023
•
Dr Errol De Souza, Executive Chairman from 1 July 2022 to 31 December 2022, Non-Executive Chairman from 1 January 2023 to 30 June 2023 and Non-Executive Director from 1 July 2023
•
Mr David Wilson, Non-Executive Director
•
Mr Aaron Weaver, Non-Executive Director
•
Dr Jane Ryan, Non-Executive Director
•
Mr Miles Davies, Non-Executive Director
•
Dr Spyros Papapetropoulos, President, Chief Executive Officer and Executive Director from 5 January2023

Except as noted, the above-named Directors held their current positions for the whole of the financial year and since the end of the financial year.

Principal Activities

The principal activities of the Group during the period were the development of novel drug candidates focused on the treatment of central nervous system ("CNS") disorders.

Review of Operating Results

Cash at 30 June 2023 of $18,250,255, represents a decrease of $15,314,602 from cash at 30 June 2022 of $33,564,857. The net decrease in cash is due to the following:

•
net cash used in operating activities of $21,343,368 due to payments to suppliers and employees of $28,055,945 and payments for finance costs of $29,230 offset by the receipt of a research & development tax incentive of $6,719,760 and a licence fee received of $22,047; and
•
foreign exchange loss of $7,625 on US bank balances

Offset by

•
net cash inflows from interest income of $479,528; and
•
cash inflows from financing activities of $5,556,863 due to net proceeds from share issues of $5,716,903 offset by principal element of lease payments of $160,040.

The operating loss after tax for the year ended 30 June 2023 increased to $31,846,957 compared to $21,759,358 for the year ended 30 June 2022, an increase of $10,087,599 mainly due to:

•
Other income for the year decreased by $5,170,803 to $627,559 due to a decrease in eligible expenditure that qualified for the Government research and development incentive.
•
Research and development expenses for the year increased by $3,614,271 to $19,613,270 due to an increase in the costs of the two clinical trials [the ATTUNE Study in post-traumatic stress disorder (“PTSD”) and the PREVAIL Study in social anxiety disorder (“SAD”)], and work in relation to preparation for an End-of-Phase 2 meeting with the US Food and Drug Administration (FDA) to discuss a Phase 3 clinical program in SAD.
•
Administration expenses for the year increased by $1,237,704 to $8,636,180 mainly due to:
▪
an increase in staff and consultant expenses following the appointment of a CEO from 5 January 2023 and increased use of consultants;
▪
an increase in investor relation fees due to an increase in investor relation activities;
▪
an increase in Director fees due to an increase in Executive Chairman's consulting fees due to the transitional payout and bonus payable, effective 31 December 2022, as a result of the appointment of the new CEO on 5 January 2023, offset by no Director fees for the period as Non-Executive Director for the period 1 January 2023 to 30 June 2023;
▪
an increase in staff recruitment costs due to the recruitment process for the CEO;

Director’s Report

▪
an increase in Board meeting costs (covering airfares, accommodation, meals etc.) due to two face-to-face Board meetings in Adelaide in the current year compared to one in the prior year;
▪
an increase in licence fees and permits, and seminars and conferences expenses.

Offset by

•
a decrease in employee share-based payment expenses related to the amortisation of the fair value of share options over their vesting period; and
•
a decrease in once-off expenses as in the current year there are costs associated with the preparation and filing of the shelf (F-3) and At-the-Market (“ATM”)program documents for future capital raise. Whereas in the prior year there were fees paid to external consultants for the Contingent Value Rights (“CVR”) transaction that did not proceed.

Review of Operations

Bionomics is a clinical-stage biotechnology company developing novel, allosteric, and orthosteric ion channel modulators designed to transform the lives of patients suffering from serious CNS disorders with high unmet medical need.

Ion Channel Expertise to Drive Growth

Ion channels serve as essential mediators of physiological function in the CNS, and the modulation of ion channels influences neurotransmission that affects downstream signalling in the brain. The α7 nicotinic acetylcholine ("nACh") receptor ("α7 receptor") is an ion channel that plays an important role in modulating emotional responses and cognitive performance. Utilising our expertise in ion channel biology and translational medicine, we are developing orally active small molecule negative allosteric modulators ("NAMs") and positive allosteric modulators ("PAMs") of the α7 receptor to treat anxiety-related disorders and cognitive dysfunction disorders, respectively. Bionomics' CNS pipeline also includes preclinical assets that target Kv3.1/3.2 and Nav1.7/1.8 ion channels. The Company is seeking strategic partners to advance its preclinical assets.

BNC210 Proprietary Pipeline Expansion and Continued Development

Bionomics is advancing its lead product candidate, BNC210, an oral, proprietary selective NAM of the α7 receptor for the acute treatment of SAD and chronic treatment of PTSD.

This year the Company completed its Phase 2 PREVAIL Study (NCT05193409) to evaluate BNC210 for the acute treatment of SAD. The PREVAIL Study is a randomised, double-blind, placebo-controlled, multi-centre Phase 2 clinical trial with a single dose treatment in 151 adult patients with SAD. The PREVAIL Study topline data were reported on 19 December 2022. The Company believes that the topline data, together with post-hoc analysis results reported on 9 March 2023, support the progression of BNC210 into Phase 3. On 13 September 2023, an End-of-Phase 2 meeting was held with the US FDA to review results from the PREVAIL Study and to obtain feedback on a proposed Phase 3 registrational program that would support the submission of a new drug application (“NDA”) for BNC210 for the treatment of SAD. Contingent upon final written minutes from the FDA meeting, the Company is planning to initiate a Phase 3 study in SAD during the quarter ending 31 March 2024 contingent upon securing funds to execute on the program.

The company also recently announce the results of ATTUNE study which was a double-blind, placebo-controlled Phase 2b trial conducted in a total of 34 sites in the United States and the United Kingdom, with 212 enrolled patients, randomized 1:1 to receive either twice daily 900 mg BNC210 as a monotherapy (n=106) or placebo (n=106) for 12 weeks. The trial met its primary endpoint of change in Clinician-Administered PTSD Scale for DSM-5 (CAPS-5) total symptom severity score from baseline to Week 12 (p=0.048). A statistically significant change in CAPS-5score was also observed at Week 4 (p=0.016) and at Week 8 (p=0.015).

Treatment with BNC210 also showed statistically significant improvement both in clinician-administered and patient self-reporting in two of the secondary endpoints of the trial. Specifically, BNC210 led to significant improvements at Week 12 in depressive symptoms (p=0.041) and sleep (p=0.039) as measured by Montgomery-Åsberg Depression Rating Scale (MADRS) and Insomnia Severity Index (ISI), respectively. BNC210 also showed signals and trends across visits in the other secondary endpoints including the clinician and patient global impression - symptom severity (CGI-S, PGI-S) and the Sheehan Disability Scale (SDS).

Director’s Report

Treatment with 900 mg twice daily BNC210 had a favorable safety and tolerability profile. The most common (>5% of subjects in each group) reported adverse events, including headache, nausea, and fatigue, which were consistent with previous studies with BNC210. A hepatic enzyme increase was observed in 14 (13.3%) patients treated with BNC210 vs 2 (0.19%) in the placebo group; the abnormal results were not associated with hepatic injury and in most cases were resolved without drug discontinuation. The Company plans to engage with the U.S. Food and Drug Administration (FDA) to discuss the registrational path for BNC210 in PTSD.

Additionally, the Company recently held what it believes was a successful, Phase 3-enabling End-of-Phase 2 meeting with the FDA for the advancement of BNC210 for the acute treatment of social anxiety disorder into registrational studies and is awaiting receipt of the formal meeting minutes.

Novel Approach in Large Market with Significant Unmet Need

There remains a significant unmet medical need for over 22 million patients in the US alone suffering from SAD and PTSD. Current pharmacological treatments include certain antidepressants and benzodiazepines, and there have been no new FDA-approved therapies in these indications in nearly two decades. These existing treatments have multiple shortcomings, such as a slow onset of action of antidepressants and significant side effects in both classes of drugs. BNC210 has been observed in clinical trials to have a fast onset of action and has demonstrated anti-anxiety and antidepressant effects but without many of the limiting side effects observed with the currently available medications.

Strong Ongoing Collaboration with MSD

The Company's expertise in ion channels and approach to developing allosteric modulators have been validated through its strategic partnership with Merck Sharpe & Dohme ("MSD", known as Merck in the US and Canada) for our α7 receptor PAM program, which targets a receptor that has garnered significant attention for treating cognitive deficits. This partnership enables Bionomics to maximise the value of its ion channel and chemistry platforms and develop transformative medicines for patients suffering from cognitive disorders such as Alzheimer's disease and other CNS conditions.

In 2014 Bionomics entered into an exclusive Research Collaboration and License Agreement with MSD to develop α7 Receptor PAM targeting cognitive dysfunction associated with Alzheimer’s disease and other CNS conditions.

MSD funds all research and clinical development, and worldwide commercialization of any resulting products. This collaboration generated payments of US$20M upfront and US$10M for a Phase 1 milestone. Bionomics is eligible to receive up to US$465M in additional milestone payments for certain development and commercial milestones plus royalties on net sales of licensed drugs.

The original lead molecule BNC375, a Type I α7 nAChR PAM, showed a robust and sustained dose-dependent efficacy over a broad dose range and across multiple cognitive animal models. MSD has subsequently developed MK-4334, a novel clinical candidate, which in early preclinical studies has shown improved drug like and pharmacological properties relative to BNC375. In addition to Phase 1 safety, tolerability and clinical pharmacokinetics studies, clinical biomarker studies are ongoing to further evaluate the pharmacological response of α7 nAChR PAMs in humans. In addition to MK-4334 a second molecule that showed an improved potency profile in preclinical animal models and was advanced by MSD under this collaboration into Phase 1 clinical trials.

Leveraging the Value of Legacy Oncology Assets

Bionomics continues limited activities to maximise the value of our legacy oncology programs through external funding of clinical development and divestment/out-licensing.

The Company entered an exclusive agreement to license its BNC101 oncology drug candidate to Carina Biotech (Carina) to develop Chimeric Antigen Receptor T cell (CAR-T) therapy, which harnesses the body's immune system to fight cancer. BNC101 is a first-in-class humanised monoclonal antibody to LGR5, which is overexpressed in cancer stem cells within solid tumours and has the potential to guide CAR-T therapeutic development. Under the worldwide exclusive License Agreement, Carina will fund all research and development activities. Bionomics is eligible to receive up to $118 million in clinical and development milestones plus royalty payments if Carina fully develops and markets the new therapy. In the event that Carina sub-licenses the CAR-T treatment, Bionomics is eligible to share in the sub-licensing revenues in early clinical development and receive a substantial double-digit portion of the revenues in the

Director’s Report

later stages of clinical development. On 24 January 2023, Carina announced that it had received an FDA "Safe to Proceed" Letter for a Phase 1/2a clinical trial of BNC101 CAR-T therapy for the treatment of advanced colorectal cancer. On 25 August 2023, Carina announced that patient screening for their Phase 1/2a study had commenced.

Near-term Outlook

Bionomics remains focused on developing its ongoing clinical programs with BNC210 in SAD and PTSD. Bionomics will receive formal minutes from the FDA End-of-Phase 2 meeting by mid-October 2023, and is currently pursuing start-up activities for a Phase 3 study in SAD planned to commence during the quarter ending 31 March 2024 contingent upon securing funds to execute on the program.

Dividends

The Directors do not propose to make any recommendation for dividends for the current financial year. There were no dividends declared in respect of the previous financial year or in the history of Bionomics.

Significant Changes in the State of Affairs

There have been no significant changes in the state of affairs of the Group during the financial year.

Subsequent Events

As from the close of trading on 28 August 2023, Bionomics delisted from the ASX and is now only listed on the NASDAQ.

On 8 May 2023, Bionomics announced the establishment of an ATM Program with Cantor, who will act as sales agent. During the month of September 2023 and up to the date of this report, Cantor sold under the ATM Program, 2,100,866 ADSs (378,155,880 ordinary shares) raising gross proceeds of US$6,715,878. Net proceeds after deducting Cantor’s commission and the ADS issuance fee were US$6,409,359.

There are no other matters or circumstances that have arisen since the end of the financial year which significantly affect or may significantly affect the results of the operations of the Group.

Likely Developments and Expected Results of Operations

The Group will continue to undertake drug and clinical development and will seek to commercialise the outcomes.

Environmental Regulation

The Group is not subject to environmental regulations and other licenses in respect of its facilities in Australia.

Share Options Granted to Directors and Other Key Management Personnel ("KMP")

During and since the end of the financial year, an aggregate of 44,567,015 options over fully paid ordinary shares were granted by Bionomics Limited to the following directors and KMPs. Information about these share options, their vesting conditions and how the share options were valued are set out in Note 20 to the financial statements.:

Name	Number of options granted
Dr Spyros Papapetropoulos	27,067,015
Dr Errol De Souza (i)	10,000,000
Mr Adrian Hinton	2,000,000
Mr Connor Bernstein(ii)	3,500,000
Ms Liz Doolin	2,000,000

(i) 1,666,666 of these share options were cancelled as at the date of issue of the share options as the vesting condition, the data readout for Phase2 trial for BNC210 in SAD had been announced and was deemed not successful and 1,666,666 vested on issue as the vesting condition had been met (appointment of a CEO).

(ii) As Mr Connors consultancy agreement was not renewed on 30 June 2023 these share options were forfeited on 30 June 2023.

Unissued Shares

Information relating to shares under option or warrants is set out in Note 20 to the financial statements. The total number of shares under option as at 30 June 2023 was 117,211,315 under the Employee Equity Plan ("EEP"),

Director’s Report

Employee Share Option Plan ("ESOP") and other offers. The total number of shares under warrants as at 30 June 2023 was 142,000,000.

The holders of these options or warrants do not have the right, by virtue of the option, to participate in any share issue, dividend or voting of members of the Company.

Since the end of the year and up to the date of this report: 25,000 share options lapsed and 142,000 warrants lapsed.

Shares Issued on the Exercise of Options and Warrants

During the year ended 30 June 2023 or up to the date of this report, no ordinary shares of Bionomics were issued on the exercise of options granted under the Company's equity incentive plans or on the exercise of warrants.

Insurance of Directors and Officers

During the financial year, the Company paid a premium to insure the D&O of the Company. Under the terms of this policy, the premium paid by the Company is not permitted to be disclosed.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the D&O in their capacity as D&O of the Company, and any other payments arising from liabilities incurred by the D&O in connection with such proceedings, other than where such liabilities arise out of conduct involving a willful breach of duty by the D&O or the improper use by the D&O of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

The Company has not otherwise, during or since the end of the financial year, except to the extent permitted by law, indemnified or agreed to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor.

Non-Audit Services

The Company may decide to employ the external auditor on assignments additional to their statutory audit duties where the external auditor’s expertise and experience with the Group are important. Details of the amounts paid to the external auditor for audit and non-audit services provided during the year are set out in Note 25 to the financial statements. The Board has considered the position and, in accordance with the advice received from the Audit and Risk Management Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for external auditors imposed by the Corporations Act 2001.

Auditor’s Independence Declaration

The auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included after this report.

Information on Directors

Mr Alan Fisher BCom, FCA, MAICD

Non-Executive Chairman from 1 July 2023.

Non-Executive Director appointed 1 September 2016.

Experience and Expertise

Mr Fisher is an experienced corporate advisor and public company director. He has a proven track record for implementing strategies that enhance shareholder value. His main areas of expertise include mergers and acquisitions, public and private equity raisings, business restructurings and strategic advice.

Current Directorships (in addition to Bionomics Limited)

Non-Executive Director of Centrepoint Alliance Limited (ASX:CAF) from 12 November 2015 and will resign from the Board effective 30 September 2023; Non-Executive Director and Chair of the Audit and Risk Committee of Thorney Technologies Limited (ASX:TEK) from 29 August 2014 to present.

Director’s Report

Former Listed Directorships in Last Three Years

IDT Australia Limited (ASX:IDT) from 10 June 2015 to 31 December 2022

Simavita Limited (formerly ASX:SVA) 22 July 2019 to 21 December 2021.

Special Responsibilities

Member of the Nomination and Remuneration Committee

Chair of the Audit and Risk Management Committee

Interests in Shares and Options at Date of Report

100,000 ordinary shares in Bionomics Limited (as shares or as ADSs traded on NASDAQ)

400,000 unlisted options over ordinary shares in Bionomics Limited

DR ERROL DE SOUZA PhD

Non-Executive Director from 1 July 2023.

Non-Executive Chairman from 1 January 2023 to 30 June 2023.

Executive Chairman from 12 November 2018 to 31 December 2022.

Non-Executive Director appointed 28 February 2008.

Experience and Expertise

Dr De Souza is a leader in the development of therapeutics for treatment of central nervous system (CNS) disorders. He has substantial experience as an executive in the biopharmaceutical industry, having founded companies (Neurocrine Biosciences Inc.) and served as President and CEO of several public (Biodel Inc; Synaptic Pharmaceutical Corp.) and private (Archemix Corp. and Neuropore Therapies Inc.) biotech companies. Dr De Souza has raised several hundred million dollars in capital in private and public sectors and has taken companies public (Neurocrine Biosciences & Bionomics Limited IPOs) and sold companies (Synaptic sale to Lundbeck) to provide liquidity and build shareholder value. Over Dr De Souza’s career, he has served in a number of high-ranking R&D roles, including SVP and US head of R&D for Aventis (1998-2002), co-founder and EVP of R&D at Neurocrine (1992-1998) and Head of CNS at DuPont Merck (1990–1992).

Dr De Souza has served on multiple editorial boards, National Institutes of Health (NIH) Committees and is currently a Director of several public and private companies and currently serves as a member of the board of directors of Cyclerion Therapeutics (CYCN) and Royalty Pharma plc (RPRX). He has previously served on the board of directors of several public companies including Catalyst Biosciences, Inc. (CBIO), IDEXX Laboratories (IDXX), Neurocrine Biosciences (NBIX), Palatin Technologies (PTN) and Synaptic Pharmaceuticals (SNAP).

Current Directorships (in addition to Bionomics Limited)

Listed companies: Director of Director of Cyclerion Therapeutics (NASDAQ:CYCN) from April 2021 and Royalty Pharma plc. (NASDAQ: RPRX) from October 2008.

Former Listed Directorships in Last Three Years

Director of Catalyst Bosciences Inc (NASDAQ: CBIO) from August 2015 to December 2022

Special Responsibilities

Executive Chairman until 1 January 2023, Non-Executive Chairman from 1 January 2023 until 30 June 2023 and Non-Executive Director from 1 July 2023

Interests in Shares and Options at Date of Report

366,698 ordinary shares in Bionomics Limited (as shares or as ADSs traded on NASDAQ)

81,950,100 unlisted options over ordinary shares in Bionomics Limited

Mr David Wilson

Non-Executive Director appointed 16 June 2016.

Director’s Report

Experience and Expertise

Mr Wilson is Chairman and founding partner of WG Partners LLP and has over 35 years' experience in investment banking in the City of London. Previously Mr Wilson was CEO of Piper Jaffray Ltd, where he also served as Global Chairman of Healthcare and on the Group Leadership Team. Mr Wilson has held senior positions at ING Barings as Joint Head of UK Investment Banking Group, Deutsche Bank as Head of Small Companies Corporate Finance and UBS as Head of Small Companies Corporate Broking. Mr Wilson was previously Senior Independent Director of Optos plc prior to its successful sale to Nikon Corporation for approximately $400 million as well as a Non-Executive Director of BerGenBio AS. He also serves as a Non-Executive Director of CS Pharmaceuticals Limited in the United Kingdom.

Current Directorships (in addition to Bionomics Limited)

Nil

Former Listed Directorships in Last Three Years

Nil

Special Responsibilities

Member of the Audit and Risk Management Committee

Chair of the Nomination and Remuneration Committee

Interests in Shares and Options at Date of Report

251,939 ordinary shares in Bionomics Limited (as shares or as ADSs traded on NASDAQ)

400,000 unlisted options over ordinary shares in Bionomics Limited

MR AARON WEAVER CFA, LLM

Non-Executive Director appointed 6 July 2020.

Experience and Expertise

Mr Weaver is a consultant at Apeiron Investments Group Ltd ("Apeiron"), focused on the life sciences and technology sector. From 2013 - 2017, he was an investment banker at Credit Suisse Group AG in London within the Capital Markets Solutions team, advising on capital structuring and issuances for a full spectrum of corporate issuers from pre-revenue companies to public listed companies. He was a capital markets solicitor at Allen & Overy LLP, London from 2007 - 2013. Mr Weaver currently serves on the board of Bionomics as Apeiron’s nominee. He holds a Master of Law from the Queensland University. He is a Chartered Financial Analyst (“CFA”) and was a registered solicitor in the United Kingdom.

Current Directorships (in addition to Bionomics Limited)

Alto Neuroscience, Rejuveron Life Sciences AG and Interactive Strength Inc.

Former Listed Directorships in Last Three Years

Magforce AG

Special Responsibilities

Nil

Interests in Shares and Options at Date of Report

No ordinary shares in Bionomics Limited

No unlisted options over ordinary shares in Bionomics Limited

DR JANE RYAN PhD, MAICD

Non-Executive Director appointed 1 October 2020.

Experience and Expertise

Director’s Report

Dr Ryan has over 30 years of international experience in the pharmaceutical and biotechnology industries having worked in Australia, US and UK. She has held senior executive roles in management of research and development programs as well as business development and alliance management. Throughout her career, she has led many successful fundraising campaigns and licensing initiatives including the awarding of a $230m US Government contract.

Current Directorships (in addition to Bionomics Limited)

Non-Executive Director of Anatara Lifesciences Ltd (ASX:ANR).

Non-Executive Director of IDT Australia (ASX:IDT)

Former Listed Directorships in Last Three Years

Nil

Special Responsibilities

Member of the Audit and Risk Management Committee

Member of the Nomination and Remuneration Committee

Interests in Shares and Options at Date of Report

No ordinary shares in Bionomics Limited

500,000 unlisted options over ordinary shares in Bionomics Limited

__________________________________________________________________________________

MR PETER MILES DAVIES (MILES DAVIES)

Non-Executive Director appointed 1 July 2021.

Experience and Expertise

Mr Davies is a seasoned 17-year veteran of the venture capital and financial services industry with deep multi-sector and multi-function experience. Mr Davies was a Managing Director at Apeiron Investment Group focusing on their healthcare and tech portfolio. Before that Mr. Davies was previously at Rothschild & Co where he has a proven track record in advising private and public company Board of Directors and shareholders of businesses that range in Enterprise Value size of $100m to $5bn. He has completed numerous M&A transactions across a variety of sectors including healthcare, along with strong experience in capital raising and restructuring opportunities during his time at Rothschild & Co.

Current Directorships (in addition to Bionomics Limited)

Nil

Former Listed Directorships in Last Three Years

Nil

Special Responsibilities

Nil

Interests in Shares and Options at Date of Report

269,984 ordinary shares in Bionomics Limited (as shares or as ADSs traded on NASDAQ)

No unlisted options over ordinary shares in Bionomics Limited

________________________________________________________________________________

DR SPYRIDON("SPYROS") PAPAPETROPULOS M.D. PhD

President, Chief Executive Officer and Executive Director from 5 January 2023.

Experience and Expertise

Dr Papapetropoulos is an experienced biopharmaceutical executive, a recognised neuroscientist/neurologist, and change agent with a 25-year career focused on CNS disorders. He held various positions of increasing responsibility at CNS-focused start-up/small, medium specialty and large biopharma companies. Prior to joining Bionomics Limited he served as Chief Medical Officer of Vigil Neuroscience Inc, (NASDAQ: VIGL), as Chief Development Officer, and SVP, Head of Clinical Development at Acadia Pharmaceuticals Inc (NASDAQ: ACAD), CEO at SwanBio Therapeutics, and

Director’s Report

EVP of Research & Development and Chief Medical Officer at Cavion Inc. Before Cavion, he held senior/executive positions at Biogen Inc., Allergan plc, Pfizer Inc., and Teva Pharmaceuticals Inc. Spyros has filed multiple INDs and has overseen a broad spectrum of CNS biopharmaceutical development programs (small molecules, biologics, gene therapy), leading to successful regulatory filings (20+ INDs and multiple NDAs/BLAs) and new product approvals and launches worldwide.

Current Directorships (in addition to Bionomics Limited)

Non-Executive Director and Chair of Lipocine Inc (NASDAQ: LPCN) from 6 April 2022

Former Listed Directorships in Last Three Years

Adamas Pharmaceuticals Inc (NASDAQ: ADMS) from 16 November 2020 to 24 November 2021

Special Responsibilities

President and Chief Executive Officer.

Interests in Shares and Options at Date of Report

No ordinary shares in Bionomics Limited

27,067,015 unlisted options over ordinary shares in Bionomics Limited

________________________________________________________________________________

COMPANY SECRETARY

Ms Irwin was Bionomics Company Secretary from April 2021 to 15 September 2023. Ms Irwin is a Fellow of the Governance Institute of Australia with over 14 years Corporate Secretariat & company secretarial experience within several industry sectors including Resources, Energy and Bioscience. She specialises in ASX statutory reporting, ASX compliance, Corporate Governance and board and secretarial support. Ms Irwin has been Company Secretary on a number of ASX listed companies and has vast experience working with listed entities bringing a strong background of working with growing companies.

Ms Irwin also has over 16 years’ financial experience in business and commercial analyst roles at various BHP mining and minerals extraction operations.

Meetings of Directors

The following table sets out the number of Directors’ meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or Committee Member). During the financial year, 11 Board meetings, 5 Audit and Risk Committee Meetings and 10 Nomination and Remuneration Committee meetings were held.

	Meetings of Directors		Meetings of Audit and Risk Management Committee		Meetings of the Nomination and Remuneration Committee
	Held	Attended	Held	Attended	Held	Attended
Mr Alan Fisher	11	11	5	5	10	10
Dr Errol De Souza	11	11
Mr David Wilson	11	11	5	5	10	10
Mr Aaron Weaver	11	8
Dr Jane Ryan	11	10	5	4	10	9
Mr Miles Davies	11	10
Dr Spyros Papapetropoulos	4	4

Director’s Report

This Directors’ report is signed in accordance with a resolution of Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors

Alan Fisher

Chairman

29 September 2023

Directors’ Report

Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Auditor’s independence declaration to the directors of Bionomics Limited

As lead auditor for the audit of the financial report of Bionomics Limited for the financial year ended 30 June 2023, I declare to the best of my knowledge and belief, there have been:

a.
No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit;
b.
No contraventions of any applicable code of professional conduct in relation to the audit; and
c.
No non-audit services provided that contravene any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Bionomics Limited and the entities it controlled during the financial year.

Ernst & Young

Nigel Stevenson

Partner

29 September 2023

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

BIONOMICS LIMITED

ABN 53 075 582 740

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the FINANCIAL year ended 30 June 2023

The financial statement covers both Bionomics Limited ("Bionomics") as an individual entity (Note 29) and the Group consisting of Bionomics and its subsidiaries. A description of the nature of the Group's operations and its principal activities is included throughout the Annual Report and the Director's Report. The financial statements are presented in Australian dollars.

Bionomics is a company limited by shares, incorporated and domiciled in Australia. It is listed on the Nasdaq (BNOX), and its registered office is 200 Greenhill Road, Eastwood, SA 5063.

Through the internet, we have ensured that our corporate reporting is timely, complete and available globally at minimum cost to the Company. All press releases, financial statements and other information are available on our website www.bionomics.com.au.

Bionomics Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the financial year ended 30 June 2023

	Note	2023 $	2022 $
Continuing Operations
Revenue	5	22,047	263,634
Interest revenue		479,726	9,869
Other income	5	627,558	5,798,362
Other (losses) and gains	5	(529,690)	(582,015)
Expenses	6
Research and development expenses		(19,613,270)	(15,998,999)
Administration expenses		(8,636,180)	(7,398,476)
Occupancy expenses		(220,344)	(262,440)
Compliance expenses		(4,154,366)	(3,736,936)
Finance expenses		(29,230)	(44,165)
Loss before tax		(32,053,749)	(21,951,166)

Income tax benefit	7	206,792	191,808

Loss for the year		(31,846,957)	(21,759,358)

Other Comprehensive Income, Net of Income Tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		460,506	1,067,134

Total Comprehensive Loss for the Year		(31,386,451)	(20,692,224)

LOSS PER SHARE

From continuing operations
Basic loss per share	27	($0.02) (2 cent)	($0.02) (2 cent)

Diluted loss per share	27	($0.02) (2 cent)	($0.02) (2 cent)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

Bionomics Limited

Consolidated Statement of Financial Position

for the financial year ended 30 June 2023

	Note	2023 $	2022 $
CURRENT ASSETS

Cash and cash equivalents	8	18,250,255	33,564,857
Trade and other receivables	10	14,718	64,360
Research and development incentives receivable		627,559	6,719,761
Other assets	11	1,203,214	1,461,268
TOTAL CURRENT ASSETS		20,095,746	41,810,246

NON-CURRENT ASSETS

Property, plant and equipment	13	3,804	5,172
Right-to-use asset – rented property	14	498,458	669,358
Goodwill	15	13,084,300	12,868,122
Other intangible assets	16	9,202,594	9,838,274
Other financial assets	9	119,000	119,000
TOTAL NON-CURRENT ASSETS		22,908,156	23,499,926

TOTAL ASSETS		43,003,902	65,310,172

CURRENT LIABILITIES

Trade and other payables	17	3,500,487	2,786,280
Lease liability – rented property	18	171,841	160,040
Provisions	19	457,017	409,320
TOTAL CURRENT LIABILITIES		4,129,345	3,355,640

NON-CURRENT LIABILITIES

Lease liability – rented property	18	361,742	533,583
Provisions	19	22,398	10,460
Deferred tax liability	7(c)	1,655,369	1,798,625
Contingent consideration	30	3,687,189	2,699,010
TOTAL NON-CURRENT LIABILITIES		5,726,698	5,041,678

TOTAL LIABILITIES		9,856,043	8,397,318

NET ASSETS		33,147,859	56,912,854

EQUITY

Issued capital	20	223,412,662	217,695,759
Reserves	21	14,505,746	12,523,598
Accumulated losses		(204,770,549)	(173,306,503)

TOTAL EQUITY		33,147,859	56,912,854

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Bionomics Limited

Consolidated Statement of Changes in Equity

for the financial year ended 30 June 2023

	Issued capital	Foreign currency translation reserve	Share-based payments reserve	Accumulated losses	Total Equity
	$	$	$	$	$
Balance at 30 June 2021	190,190,147	5,119,200	6,328,691	(154,040,501)	47,597,537
Loss for the period	-	-	-	(21,759,358)	(21,759,358)
Exchange differences on translation of foreign operations	-	1,067,134	-	-	1,067,134
Total comprehensive income	-	1,067,134	-	(21,759,358)	(20,692,224)
Recognition of share-based payments	-	-	2,829,689	-	2,829,689
Transfer of expired options and warrants	-	-	(2,493,356)	2,493,356	-
Issue of ordinary shares as result of share options being exercised	27,200	-	-	-	27,200
Issue of ordinary shares as result of warrants being exercised	480,000	-	-	-	480,000
Transfer from share-based payments reserve	327,760	-	(327,760)	-	-
Issue of ordinary shares as result of US IPO	32,383,263	-	-	-	32,383,263
Share issue costs	(5,712,611)	-		-	(5,712,611)
Balance at 30 June 2022	217,695,759	6,186,334	6,337,264	(173,306,503)	56,912,854
Loss for the period	-	-	-	(31,846,957)	(31,846,957)
Exchange differences on translation of foreign operations	-	460,506	-	-	460,506
Total comprehensive income	-	460,506	-	(31,846,957)	(31,386,451)
Recognition of share-based payments	-	-	1,904,553		1,904,553
Transfer of expired options and warrants	-	-	(382,911)	382,911	-
Issue of ordinary shares as result of US F-1	7,419,235	-	-	-	7,419,235
Share issue costs	(1,702,332)	-	-	-	(1,702,332)
Balance at 30 June 2023	223,412,662	6,646,840	7,858,906	(204,770,549)	33,147,859

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Bionomics Limited

Consolidated Statement of Cash Flows

for the financial year ended 30 June 2023

	Note	2023 $	2022 $

Cash Flows from Operating Activities
Research and development incentives received		6,719,760	-
Receipts from customers		22,047	270,975
Payments to suppliers and employees		(28,055,945)	(21,982,297)
Interest and bank fees paid		(29,230)	(44,165)

Net cash (used) by Operating Activities	26(b)	(21,343,368)	(21,755,487)

Cash Flows from Investing Activities
Interest received		479,528	12,516
Proceeds from disposal of other financial assets		-	435,640
Payments for purchases of property, plant and equipment		-	(1,544)
Proceeds from disposals of property, plant and equipment		-	175,091

Net cash provided by Investing Activities		479,528	621,703

Cash Flows from Financing Activities
Principal elements of lease payments		(160,040)	(174,218)
Proceeds from share issues		7,419,235	32,890,463
Payments for share issue costs		(1,702,332)	(5,720,623)

Net cash provided by Financing Activities		5,556,863	26,995,622

Net (decrease)/increase in Cash and Cash Equivalents		(15,306,977)	5,861,838

Cash and cash equivalents at the beginning of the financial year		33,564,857	28,499,449
Effects of exchange rate changes on the balance of cash held in foreign currencies		(7,625)	(796,430)

Cash and Cash Equivalents at the End of the Year	26(a)	18,250,255	33,564,857

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

for the financial year ended 30 June 2023

Notes to the Financial Statements

for the financial year ended 30 June 2023

NOTE 1: GENERAL INFORMATION

Bionomics Limited (“the Company”) is a public company incorporated in Australia. The address of its registered office and principal place of business is as follows:

200 Greenhill Road

Eastwood, South Australia, 5063

Tel: +61 8 8150 7400

Principal Activities

The principal activities of the Company and its controlled entities (“the Group”) during the period include the development of novel drug candidates focused on the treatment of serious central nervous system disorders.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial report includes the consolidated financial statements and notes of the Group.

(i)
Statement of Compliance

These financial statements are general purpose financial statements which have been prepared in accordance with the Corporations Act 2001 and Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”).

For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

Compliance with Australian Accounting Standards ensures that the financial statements and notes of the Group comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorised for issue by the Directors on 29 September 2023.

(ii)
Basis of Preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for certain contingent consideration liability, that is measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars unless otherwise noted.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of AASB 2.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable market inputs and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date;
•
Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for that asset or liability, either directly or indirectly; and
•
Level 3 inputs are unobservable inputs for the asset or liability.

Notes to the Financial Statements

for the financial year ended 30 June 2023

(iii)
Application of New and Revised Accounting Standards

The Group has adopted all the new and revised Standards and Interpretations issued by the AASB that are relevant to its operations and effective for an accounting period that begins on or after 1 July 2022. The adoption of these new and revised Standards and Interpretations has resulted in no significant changes to the consolidated entity’s accounting policies. Standards and Interpretations issued by the AASB that are relevant to its operations from 1 July 2023 are not expected to result in significant changes to the consolidated entity's accounting policies.

(iv)
Accounting Policies

The following significant accounting policies have been adopted in the preparation and presentation of the financial report.

(a)
Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•
has power over the investee;
•
is exposed, or has rights, to variable returns from its involvement with the investee, and
•
has the ability to use its power to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

(b)
Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(c)
Borrowing Costs

All borrowing costs (other than transaction costs) are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(d)
Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair value, except that:

•
Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements, are recognised and measured in accordance with AASB 112 ‘Income Taxes’ and AASB 119 ‘Employee Benefits’, respectively;

Notes to the Financial Statements

for the financial year ended 30 June 2023

•
Liabilities or equity instruments related to share-based payment arrangements of the acquiree, or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with AASB 2 ‘Share-based Payment’ at the acquisition date, and
•
Assets (or disposal groups) that are classified as held for sale in accordance with AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a gain on bargain purchase.

Where the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration is recognised at fair value, classified as a liability which is remeasured at subsequent reporting dates in accordance with AASB 9 and AASB 137 ‘Provisions, Contingent Liabilities and Contingent Assets’ respectively, as appropriate, with the corresponding gain or loss being recognised in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

(e)
Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the consolidated statement of financial position.

(f)
Earnings/(Loss) per Share
•
Basic Earnings/(Loss) per Share
Basic earnings/(loss) per share is calculated by dividing the profit/(loss) after income tax attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

•
Diluted Earnings/(Loss) per Share
Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to options.

Notes to the Financial Statements

for the financial year ended 30 June 2023

(g)
Employee Benefits
•
Short-term and Long-term Employee Benefits
A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required, and they are capable of being measured reliably. Liabilities recognised in respect of short-term employee benefits, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Liabilities recognised in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date, discounted using rates applicable to high quality corporate bonds.

•
Superannuation
Retirement benefits are contributions made to employee superannuation funds and are charged as expenses when incurred. These contributions are made to external superannuation funds and are not defined benefits programs.

•
Share-based Payments
Share-based compensation benefits have been provided to employees via the Bionomics Employee Equity Plan (“EEP”) that was approved by shareholders at the Annual General Meeting held on 2 December 2021, with the exception of share options issued to the Executive Chairman (Dr De Souza) and Chief Executive Officer (Dr Papapetropoulos) which issues were approved by shareholders at the General Meeting held on 21 February 2023.

The fair value of shares issued to employees for no cash consideration under the EEP and share options issued to the Executive Chairman are recognised as an employee benefits expense with a corresponding increase in equity. The fair value is measured at grant date and recognised on a straight-line basis over the vesting period based on the Group’s estimate of equity instruments that will eventually vest or over the period of the Consultancy Agreement, as applicable.

The disclosure in Note 20 relates to the EEP and the former Employee Share Option Plan (“ESOP”). The Bionomics ESOP was approved by the Board and shareholders in 2017. Staff eligible to participate in the plan are those who have been a full-time or part-time employee of the Group for a period of not less than six months or a Director of the Group. Options are granted under the plan for no consideration and vest equally over five years, or when vesting conditions are achieved, unless they are bonus options which vest immediately. The amounts disclosed as remuneration relating to options are the assessed fair values at grant date of those options allocated equally over the period from grant date to vesting date. See Note 20 for details on how the fair value of options and warrants issued during the year are calculated.

(h)
Financial Assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognised financial assets are measured subsequently in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Classification of Financial Assets at amortised costs

•
The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flow, and
•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (“FVTOCI”):

Notes to the Financial Statements

for the financial year ended 30 June 2023

•
The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and
•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”).

Despite the foregoing, the Group may make the following irrevocable election/designation at initial recognition of a financial asset:

•
The Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met (see (ii) below); and
•
The Group may irrevocably designate a debt investment that meets the amortised cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch (see (ii) below).

(i)
Amortised Cost and Effective Interest Method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocation interest income over the relevant period.

For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortised cost of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance.

Interest income is recognised using the effective interest method for debt instruments measured subsequently at amortised cost and at FVTOCI. For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired, (see below). For financial assets that have subsequently become credit-impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset.

(ii)
Financial Assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL. Specifically:

•
Investments in equity instruments are classified as at FVTPL, unless the Group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition.
•
Debt instruments that do not meet the amortised cost criteria or the FVTOCI criteria are classified as at FVTPL. In addition, debt instruments that meet either the amortised cost criteria or the FVTOCI criteria may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency (so called ‘accounting mismatch’)

Notes to the Financial Statements

for the financial year ended 30 June 2023

that would arise from measuring assets or liabilities or recognising the gains and losses on them on different bases. The Group has not designated any debt instructions as at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair values gains or losses recognised in profit or loss to the extent they are not part of a designated hedging relationship (see hedge accounting policy). The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item.

(iii)
Impairment of Financial Assets

The Group recognises a loss allowance for expected credit losses (“ECL”) on investments in debt instruments that are measured at amortised cost or a FVTOCI, lease receivables, trade receivables and contract assets, as well as on financial guaranteed contracts. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognises lifetime ECL for trade receivables, contract assets and lease receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial instruments, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

(i)
Foreign Currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group entity are expressed in Australian dollars (“$”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the net investment in the foreign operation), which are recognised initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

For the purpose of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Australian dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity.

Notes to the Financial Statements

for the financial year ended 30 June 2023

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognised in other comprehensive income and accumulated in equity.

(j)
Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated statement of financial position.

Cash flows are presented on a gross basis. The GST component of cash flow arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(k)
Government Research and Development Incentives

Government grants, including Research and Development incentives, are recognised at fair value where there is reasonable assurance that the grant will be received, and all grant conditions will be met.

Grants relating to cost reimbursements are recognised as other income in profit or loss in the period when the costs were incurred or when the incentive meets the recognition requirements (if later).

(l)
Impairment of Tangible and Intangible Assets Other than Goodwill and Indefinite Lived Intangibles

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

A CGU is the smallest identifiable group of assets that generates cash flow that is largely independent of cash flows from other assets or group of assets. The Company's CGU (drug development) is defined as a research program that has the potential to be commercialised at some point in the future. Achievement of certain milestones within the current central nervous system research program will determine when a new CGU comes into existence.

Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the

Notes to the Financial Statements

for the financial year ended 30 June 2023

carrying amount that would have been determined had no impairment loss been recognised for the asset (or CGU) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

(m)
Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax liabilities and assets are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and Deferred Tax for the Year

Current and deferred tax are recognised in profit or loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognised in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Tax Consolidation Legislation

Bionomics and its wholly owned Australian controlled entities have implemented the tax consolidation legislation effective 31 December 2005.

The head entity, Bionomics Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Bionomics Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.

Notes to the Financial Statements

for the financial year ended 30 June 2023

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(n)
Intangible Assets
(i)
Intellectual Property
Acquired intellectual property is recognised as an asset at cost and amortised over its useful life. There is currently no internally generated intellectual property that has been capitalised. Intellectual property with a finite life is amortised on a straight-line basis over that life. Intellectual property with an indefinite useful life is subjected to an annual impairment review. There is currently no intellectual property with an indefinite life.

Current useful life of all existing intellectual property is in the range of 15 to 20 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance date.

(ii)
Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of the acquisition of the business (see Note 2(d) above) less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to the Group's CGU that is expected to benefit from the synergies of the combination.

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognised directly in profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(iii)
Intangible Assets Acquired in a Business Combination
Intangible assets acquired in a business combination and recognised separately from goodwill are initially recognised at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(o)
Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are deducted directly from equity.

(p)
Leases

The Group assesses whether a contract is or contains a lease, at inception of the contract. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group as Lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the

Notes to the Financial Statements

for the financial year ended 30 June 2023

lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones).

For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee entity uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•
Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
•
Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•
The amount expected to be payable by the lessee under residual value guarantees;
•
The exercise price of purchase options, if the lessee is reasonably certain to exercise the options, and
•
Payments of penalties for terminating the lease if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
•
The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
•
A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. Current useful life of right-to-use assets is 5 years.

If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

Notes to the Financial Statements

for the financial year ended 30 June 2023

The Group applies AASB 136 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in Note 2(l) above.

Group as Lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

(q)
Property, Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation or accumulated impairment losses, where applicable.

Depreciation is recognised so as to write off the cost of assets less their residual values over their useful lives, using the diminishing value or straight-line methods, depending on the type of asset. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period.

The depreciation rates for plant and equipment are 20 – 40%.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

(r)
Research and Development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised as an expense when it is incurred. Expenditures on development activities are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably. Development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project. At year end there are currently no capitalised development costs.

(s)
Revenue Recognition
(i)
Licence revenues in connection with licensing of the Group's intellectual property (including patents) to collaborators are recognised as a right to use the entity's intellectual property as it exists at the point in time at which the licence is granted. This is because the contracts for the licence of intellectual property are distinct and do not require, nor does the customer reasonably expect, that the Group will undertake further activities that significantly affect the intellectual property to which the collaborator has rights.
(ii)
Although the Group is entitled to sales-based royalties from any eventual sales of goods and services to third parties using the intellectual property transferred, these royalty arrangements do not of themselves indicate that the collaborator would reasonably expect the Group to undertake such activities, and no such activities are undertaken or contracted in practice. Accordingly, the promise to provide rights to the Group's intellectual property is accounted for as a performance obligation satisfied at a point in time.

The following consideration is received in exchange for licences of intellectual property:

(a)
Up-front payments - These are fixed amounts and are recognised at the point in time when the Group transfers the intellectual property to the collaborator.
(b)
Milestone payments - These are variable considerations that depends upon the collaborator reaching certain milestones in relation to the intellectual property licenced. Such amounts are only recognised when it is highly probable that a significant reversal in the amount of cumulative revenue recognised

Notes to the Financial Statements

for the financial year ended 30 June 2023

will not occur when the uncertainty associated with the variable consideration (that is, the collaborator meeting the conditions to trigger payment) is subsequently resolved.
(c)
Sales-based royalties - These are variable consideration amounts promised in exchange for the licence of intellectual property that occur late in the collaborator's development of the intellectual property and are recognised when the sales to third parties occur (as the performance obligation to transfer the intellectual property to the collaborator is already satisfied).

(iii)
Rental income is recognised on a straight-line basis over the term of the lease (refer to note 2(p) “Group as lessor” for further comments).

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires the Group to make estimates and judgements that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. The Group analyses the estimates and judgements and base estimates and judgements on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may vary from the estimates. The significant accounting policies are detailed in Note 2. Summarised below are the accounting policies of particular importance to the portrayal of the financial position and results of operations and that require the application of significant judgement or estimates by management.

Impairment of Goodwill and Other Intangible Assets

The Group assesses annually, or whenever there is an indicator of impairment, whether goodwill or other intangible assets may be impaired.

Determining whether goodwill and other intangible assets are impaired requires an estimation of the higher of value in use and fair value less cost of disposal of the CGU to which goodwill or other intangible assets have been allocated. The value in use calculation is judgmental in nature and requires the Group to make a number of estimates including the future cash flows expected to arise from the CGU based on actual current market deals for drug compounds within the CGU and over a period covering drug discovery, development, approval and marketing as well as, a suitable discount rate in order to calculate present value. The cash flow projections are further weighted based on the observable market comparables probability of realising projected milestone and royalty payments. When the carrying value of the CGU exceeds its recoverable amount, the CGU is considered impaired and the assets in the CGU are written down to their recoverable amount. Impairment losses are recognised in the consolidated statement of profit or loss and other comprehensive income. A detailed valuation was performed as of 30 June 2023 and each computed recoverable amount (based on a value-in-use model) of the CGU was in excess of the carrying amount, respectively. As a result of this evaluation, it was determined that no impairment of goodwill or other intangible assets existed at 30 June 2023.

Contingent Consideration

As a result of the acquisition of Eclipse Therapeutic, Inc (“Eclipse”) during the year ended 30 June 2013, the Group determines and recognises at each reporting date the fair value of the additional consideration that may be payable to Eclipse security holders due to potential royalty payments based on achieving late-stage development success or partnering outcomes based on Eclipse assets. Such potential earn-out payments are recorded at fair value and include a number of significant estimates including adjusted revenue projections and expenses, probability of such projections and a suitable discount rate to calculate fair value (see Note 30 for further information).

NOTE 4: SEGMENT INFORMATION

The Group operates in one segment (CGU) being “drug development” in Australia. This is the basis on which its internal reports are reviewed and used by the Board of Directors (the “chief operating decision maker”) in monitoring, assessing performance and in determining the allocation of resources.

The results, assets and liabilities from this segment are equivalent to the consolidated financial statements.

Notes to the Financial Statements

for the financial year ended 30 June 2023

NOTE 5: REVENUE, OTHER INCOME AND OTHER GAINS AND LOSSES

	2023 $	2022 $
Revenue from Continuing Operations
Licences	22,047	263,634
	22,047	263,634

Other Income from Continuing Operations
Rent	-	6,674
Government Research and Development Incentives (i)	627,558	5,791,688
	627,558	5,798,362

(i)
The Government Research and Development Incentives include cash refunds provided by the Australian Government for 43.5% (2022: 43.5%) of eligible research and development expenditures by Australian entities having a tax loss and less than $20 million in revenue. The grants are calculated at the end of the fiscal year to which they relate, based on the expenses incurred in and included in the fiscal year's Australian income tax return after registration of the research and development activities with the relevant authorities. There are no unfulfilled conditions or other contingencies attached to the Government Research and Development Incentive.

	2023 $	2022 $
Other gains and losses from Continuing Operations
Net (loss)/gain arising on changes in fair value of contingent consideration (Note 30)	(988,179)	(936,354)
Net realised and unrealised foreign currency gains	458,489	356,166
(Loss) on disposal of plant and equipment	-	(1,827)
	(529,690)	(582,015)

NOTE 6: EXPENSES RELATING TO CONTINUING OPERATIONS

	2023 $	2022 $
Loss before income tax benefit includes the following specific expenses:

Finance expenses
- Interest expense on lease liabilities	21,278	26,872
- Bank fees	7,952	17,293
	29,230	44,165

Employment benefit expenses of:
- Wages and salaries	3,785,547	2,901,689
- Superannuation	176,710	266,127
- Share-based payments	1,904,553	2,829,690
	5,866,810	5,997,506

Depreciation and Amortisation of non-current assets
- Plant and equipment (Note 13)	1,368	2,681
- Right-of-use assets (rental property) (Note 14)	170,900	185,142
- Intellectual property (Note 16)	984,724	913,373
	1,156,992	1,101,196
Rental expense on operating leases (low value assets)
- Minimum lease payments	5,729	5,260

Notes to the Financial Statements

for the financial year ended 30 June 2023

NOTE 7: INCOME TAXES RELATING TO CONTINUING OPERATIONS

	2023 $	2022 $
(a) Income Tax Recognised in Profit or Loss

Current tax
In respect of the current year	-	-
In respect of the prior year	-	-
	-	-
Deferred tax
Recognised in current year	(206,792)	(191,808)
	(206,792)	(191,808)

Total income tax benefit	(206,792)	(191,808)

(b) Reconciliation to Accounting Loss	2023 $	2022 $
Loss from continuing operations	(32,053,749)	(21,951,166)
Tax at the Australian tax rate of 25% (2022: 25%)	(8,013,437)	(5,487,792)
Tax effect of non-deductible / non-assessable amounts
Exempt income from government assistance	(156,890)	(1,447,922)
Entertainment expenses	1,448	1,231
Net gain arising on changes in fair value of contingent consideration	247,045	234,089
Share-based payments	476,138	707,422
Research and development expenditure	360,666	3,328,556
Amortisation of share issue costs	(285,631)	(285,631)
Temporary differences not recorded as an asset	(787,392)	(58,374)
Tax losses not recorded	7,872,870	2,779,547
Effect of different tax rates in other jurisdictions	78,391	37,066
	(206,792)	(191,808)

(c) Net Deferred Tax Liability Recognised
Net deferred tax liability is attributable to the following deferred tax asset/(liability) items:
Intangibles denominated in USD	(1,932,546)	(2,066,037)
Tax losses denominated in USD	277,177	267,412
	(1,655,369)	(1,798,625)
Movement in Net Deferred Tax Liability
Opening balance	(1,798,625)	(1,842,303)
Recognised in income	206,792	191,808
Recognised in equity	(63,536)	(148,130)
Closing balance	(1,655,369)	(1,798,625)

(d) Net Deferred Tax Asset Not Recognised
Revenue tax losses	33,323,740	25,445,487
Net temporary difference	2,387,515	3,460,513
	35,711,255	28,906,000

Deferred tax assets have not been recognised in respect to these items as it is not probable at this time that future taxable profits will be available against which the Group can utilise the benefit.

Notes to the Financial Statements

for the financial year ended 30 June 2023

(f)
Tax Consolidation

Relevance of Tax Consolidation to the Group

The Company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Bionomics is the head entity in the tax-consolidated group. Tax expense/benefit, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

NOTE 8: CASH AND CASH EQUIVALENTS

Cash at the end of the financial year as shown in the statements of cash flows is reconciled to items in the Consolidated Statement of Financial Position as follows:

	2023 $	2022 $
Current
Cash at bank and on hand	18,250,255	33,564,857
	18,250,255	33,564,857

The weighted average interest rate on these deposits is 3.2% per annum (2022: 1.15% per annum).

NOTE 9: OTHER FINANCIAL ASSETS

	2023 $	2022 $
Restricted deposits held as security and not available for use	119,000	119,000

Disclosed in the financial statement as:

Current assets	-	-
Non-current assets	119,000	119,000
	119,000	119,000

The Group holds restricted term deposits of $119,000 (2022: $119,000), with a maturity date of 3 June 2024 (2022: 3 June 2023) as security for a bank guarantee (Note 30 (ii)) that is not available for use. The term deposits will be extended on maturity until the bank guarantee ceases to be required. The effective interest rate on these deposit is 4.20% (2022:1.95%).

NOTE 10: TRADE AND OTHER RECEIVABLES

	2023 $	2022 $
Current
Other receivables	886	42,483
Loss allowance	-	-
	886	42,483
GST receivables	13,832	21,877
	14,718	64,360

Notes to the Financial Statements

for the financial year ended 30 June 2023

NOTE 11: OTHER ASSETS

	2023 $	2022 $
Current
Prepayments	1,202,826	1,461,078
Accrued income	388	190
	1,203,214	1,461,268

NOTE 12: SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

			Percentage owned
Entity	Principal activity	Country of incorporation	2023%	2022%
Head Entity
Bionomics Limited	Research and Development	Australia

Subsidiaries of Bionomics Limited
Iliad Chemicals Pty Limited	Asset owner	Australia	100	100
Bionomics Inc	Asset owner	United States	100	100

NOTE 13: PROPERTY, PLANT AND EQUIPMENT

	2023 $	2022 $
Cost at 1 July	72,035	106,753
Additions	-	1,544
Disposals	-	(36,262)
Cost at 30 June	72,035	72,035

Accumulated depreciation at 1 July	(66,863)	(98,526)
Depreciation (Note 6)	(1,368)	(2,681)
Disposals	-	34,344
Accumulated depreciation at 30 June	(68,231)	(66,863)

Net Carrying Amounts at 30 June	3,804	5,172

NOTE 14: RIGHT-OF-USE ASSETS

	2023 $	2022 $
Cost	854,500	854,500
Accumulated depreciation	(356,042)	(185,142)
	498,458	669,358

Opening balance 1 July	669,358
Addition of new property being rented	-	854,500
Depreciation (Note 3)	(170,900)	(185,142)
Closing balance 30 June	498,458	669,358

Refer to Note 18 for information on non-current assets pledged as security for lease liabilities by the Group.

Notes to the Financial Statements

for the financial year ended 30 June 2023

NOTE 15: GOODWILL

$
Carrying amount at 30 June 2021	12,400,743
Additions	-
Foreign currency exchange differences	467,379
Carrying amount at 30 June 2022	12,868,122
Additions	-
Foreign currency exchange differences	216,178
Carrying amount at 30 June 2023	13,084,300

Impairment Tests

As identified in Note 4 the Group has only one CGU, drug development. Management tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(n)(i) and (ii), and Note 2(l), respectively. For the purpose of impairment testing, all goodwill is allocated to the drug development CGU.

The recoverable amount of the drug development CGU is determined based on a value in use calculation which uses cash flow projections based on observable market comparables for drug compounds within the CGU over a period of twenty years covering drug discovery, development, approval and marketing, and a post-tax discount rate of 18.5% (2022: 17%). The Group is currently in its research phase and a 5-year forecast would not provide reasonable consideration of the timeframe, revenue and costs projections. The cash flow projections are weighted based on the observable market comparables probability of realising projected milestone and royalty payments.

Management believes that the application of discounted cash flows of observable market comparables for one drug compound is reasonable to be applied to other compounds within the CGU at their respective development phases.

Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

No growth rates or terminal values have been included in the forecast, as the full development lifecycle has been taken into account with the cashflows.

NOTE 16: OTHER INTANGIBLE ASSETS

Intellectual Property

The acquired intellectual property relates to KV1.3 compound, VDA compound, MultiCore technology and cancer stem cell technology, and is carried at its cost as at its date of acquisition, less accumulated amortisation and impairment charges. There is currently no internally generated intellectual property capitalised.

Notes to the Financial Statements

for the financial year ended 30 June 2023

	KV1.3 compound	VDA compound	MultiCore technology	Cancer stem cell technology	Total
	$	$	$	$	$
Gross carrying amount at 30 June 2021	1,546,542	2,282,527	1,265,590	17,681,361	22,776,020
Additions	-	-	-	-	-
Foreign currency exchange differences	-	-	-	1,515,296	1,515,296
Gross carrying amount at 30 June 2022	1,546,542	2,282,527	1,265,590	19,196,657	24,291,316
Additions	-	-	-	-	-
Foreign currency exchange differences	-	-	-	700,873	700,873
Gross carrying amount at 30 June 2023	1,546,542	2,282,527	1,265,590	19,897,530	24,992,189

Accumulated amortisation amount at 30 June 2021	(1,546,542)	(2,282,527)	(1,265,590)	(7,735,606)	(12,830,265)
Amortisation (Note 3)	-	-	-	(913,373)	(913,373)
Foreign currency exchange differences	-	-	-	(709,404)	(709,404)
Accumulated amortisation amount at 30 June 2022	(1,546,542)	(2,282,527)	(1,265,590)	(9,358,383)	(14,453,042)
Amortisation (Note 3)	-	-	-	(984,724)	(984,724)
Foreign currency exchange differences	-	-	-	(351,829)	(351,829)
Accumulated amortisation amount at 30 June 2023	(1,546,542)	(2,282,527)	(1,265,590)	(10,694,936)	(15,789,595)

Net carrying amount 30 June 2022	-	-	-	9,838,274	9,838,274
Net carrying amount 30 June 2023	-	-	-	9,202,594	9,202,594

NOTE 17: TRADE AND OTHER PAYABLES

	2023 $	2022 $
Current
Trade payables	2,062,549	1,556,881
Accrued expenses	1,437,938	1,229,399
	3,500,487	2,786,280

The average credit period on purchases of goods is 45 days. No interest is paid on the trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

NOTE 18: LEASE LIABILITIES

	2023 $	2022 $
Secured – at amortised costs

Loan Movement Schedule
Opening Balance – 1 July	693,623	867,841
Repayments	(160,040)	(174,218)
Closing Balance – 30 June	533,583	693,623

Disclosed in the financial statements as:

Current liabilities	171,841	160,040
Non-current liabilities	361,742	533,583
	533,583	693,623

Notes to the Financial Statements

for the financial year ended 30 June 2023

Lease liabilities relate to building leases and are effectively secured by the buildings being leased (Note 14).

The total Group cash outflows for leases is set out below:

	2023 $	2022 $
Principal element of lease payments	160,040	174,218
Interest element of lease payments	21,278	26,872
Total cash outflows for leases	181,318	201,090

The Group's lease contracts include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs.

Set out below are the undiscounted potential future rental payments relating to periods following the exercise date of extension options that are not included in the lease term:

	Within five years $	More than five years $	Total $
As at 30 June 2022
Extension options expected not to be exercised	-	1,183,105	1,183,105

As at 30 June 2023
Extension options expected not to be exercised	-	1,183,105	1,183,105

NOTE 19: PROVISIONS

	2023 $	2022 $
Current
Employee benefits	457,017	409,320
Non-Current
Employee benefits	22,398	10,460

NOTE 20: ISSUED CAPITAL

(a)
Issued capital

Movements in Ordinary Shares of the Company during the current period were as follows:

Date	Details	Number of shares	$
30 June 2021	Closing balance	1,007,596,744	190,190,147
	Shares issued on exercise of options (i)	2,000,000	27,200
	Shares issued on exercise of warrants (i)	8,000,000	480,000
	Transfer from share-based payments reserve as result of options and warrants being exercised	-	327,760
	Share issue in a US IPO and NASDAQ listing (ii)	335,754,000	32,383,263
	Share issue costs	-	(5,712,611)
30 June 2022	Closing balance	1,353,350,744	217,695,759
	Share issue in a US F-1 (iii)	115,384,680	7,419,235
	Share issue costs	-	(1,702,332)
30 June 2023	Closing balance	1,468,735,424	223,412,662

Notes to the Financial Statements

for the financial year ended 30 June 2023

(i)
During the year ended 30 June 2022, the following shares were issued:
•
Issue of 2,000,000 as a result of share options being exercised that had an exercise price of $0.0136 per option; and
•
Issue of 8,000,000 shares as a result of warrants being exercised that had an exercise price of $0.06 per warrant.
(ii)
During the year ended 30 June 2022, 335,754,000 shares were issued in a US IPO and Nasdaq listing. The IPO and Nasdaq listing were approved by shareholders at the Annual General Meeting held on 2 December 2021.
(iii)
During the year ended 30 June 2023, 115,384,680 shares were issued in a US IPO a F-1 share placement.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote and upon a poll each share is entitled to one vote.

(b)
Share Options

When exercised, each option is convertible into one ordinary share.

The Bionomics Employee Equity Plan and Bionomics Employee Share Option Plan

The terms and conditions of the Bionomics Employee Equity Plan and Bionomics Employee Share Option Plan are summarised in Note 2(g)(iii).

Movement in unlisted share options:

	2023		2022
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise	of options	exercise
		price		price
Opening balance at beginning of financial year	79,056,617	$0.16	20,985,450	$0.12
Granted during the financial year	43,100,348	$0.04	61,216,767	$0.18
Forfeited during the financial year	(3,500,000)	$0.05	-
Exercised during the financial year	-		(2,000,000)	$0.01
Expired during the financial year	(1,445,650)	$0.39	(1,145,600)	$0.42
Closing balance at 30 June	117,211,315	$0.12	79,056,617	$0.16

The number of unlisted share options vested and exercisable at 30 June 2023 is 46,690,480 (2022: 31,065,275).

The weighted average remaining contractual life of any unlisted share options outstanding at the end of the year is 4.85 years (2022: 4.93 years).

(i) Unlisted share options issued during the year ended 30 June 2023

On 15 July 2022, the Company issued 7,700,000 share options to subscribe for 7,700,000 shares at $0.0543 per share, under the Employee Equity Plan, including 7,500,000 share options that were issued to key management personnel (KMP). 25% of the Options vest at the end of 12 months following the Offer Date (8 July 2022), and 75% vest in 12 substantially equal instalments (6.25%) on the last day of each calendar quarter over the 4-year period following the end of the initial 12 months following the Offer Date. The share options expire on the date that is 5 years following each vesting date.

Details of share options that were issued to the KMPs are set out below:

KMP	Number
Mr Adrian Hinton	2,000,000
Mr Connor Bernstein	3,500,000
Ms Liz Doolin	2,000,000

Notes to the Financial Statements

for the financial year ended 30 June 2023

Details of the issue are set out below:

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
8-Jul-22	8-Jul-23	8-Jul-28	$0.0543	1,925,000	$0.0410
8-Jul-22	31-Oct-23	31-Oct-28	$0.0543	481,251	$0.0420
8-Jul-22	31-Jan-24	31-Jan-29	$0.0543	481,251	$0.0430
8-Jul-22	30-Apr-24	30-Apr-29	$0.0543	481,251	$0.0430
8-Jul-22	31-Jul-24	31-Jul-29	$0.0543	481,251	$0.0440
8-Jul-22	31-Oct-24	31-Oct-29	$0.0543	481,251	$0.0440
8-Jul-22	31-Jan-25	31-Jan-30	$0.0543	481,251	$0.0450
8-Jul-22	30-Apr-25	30-Apr-30	$0.0543	481,251	$0.0450
8-Jul-22	31-Jul-25	31-Jul-30	$0.0543	481,251	$0.0460
8-Jul-22	31-Oct-25	31-Oct-30	$0.0543	481,251	$0.0460
8-Jul-22	31-Jan-26	31-Jan-31	$0.0543	481,251	$0.0460
8-Jul-22	30-Apr-26	30-Apr-31	$0.0543	481,251	$0.0470
8-Jul-22	31-Jul-26	31-Jul-31	$0.0543	481,239	$0.0470
				7,700,000

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Share price at date of issue	$0.058
Exercise price	$0.0543
Bionomics share volatility	80.13%
Risk free interest rate	3.196%

Shareholders at the General Meeting held on 21 February 2023 approved the issue of 10,000,000 share options to Dr De Souza (Non-executive Chairman) as part of his renumeration as Executive Chairman to 31 December 2022 to subscribe for 10,000,000 shares at $0.052 per share.

The vesting conditions are:

o
5,000,000 options – to vest when (1) the volume weighted average trading price of the shares on ASX over the prior 20 days on which sales of shares were recorded on the ASX exceeds $0.0964 per share; or (2) the volume weighted average price of ADSs on NASDAQ over the prior 20 days on which sales of ADSs were recorded on NASDAQ exceeds US$12.35 per ADS, and in each case for (1) and (2) provided the relevant calculation period ends on or before 30 June 2024.
o
1,666,666 options – to vest if the Company appoints a Chief Executive Officer on or before 31 December 2022.
o
1,666,666 options – to vest on achievement of successful data readout for Phase 2 trial for BNC210 in PTSD as reasonably determined by the Board in its sole discretion.
o
1,666,666 options – to vest on achievement of successful data readout for Phase 2 trial for BNC210 in SAD as reasonably determined by the Board in its sole discretion.

1,666,666 share options were not issued as at the date of issue of the share options, the data readout for Phase2 trial for BNC210 in SAD had been announced and was deemed not successful.

1,666,666 share options vested on the date of issue if the share options, as the CEO was already appointed.

Details of the issue are set out below:

Notes to the Financial Statements

for the financial year ended 30 June 2023

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
21-Feb-23	30-Jun-24	30-Jun-29	$0.0520	5,000,000	$0.0053
21-Feb-23	23-Feb-23	23-Feb-28	$0.0520	1,666,666	$0.0140
21-Feb-23	30-Sep-23	30-Sep-28	$0.0520	1,666,667	$0.0150
				8,333,333

A Monte Carlo model was used to obtain the fair value of the share options that have a vesting condition relating to Bionomics' share price and a Black-Scholes model was used to obtain the fair value of the other share options. Inputs used are summarised below:

Share price at date of issue	$0.028
Exercise price	$0.0520
Bionomics share volatility	74,18%
Risk free interest rate	3.627%

Shareholders at the General Meeting held on 21 February 2023 approved the issue of 27,067,015 share options to Dr Papapetropoulos (Chief Executive Officer) as part of his renumeration as Chief Executive Officer to subscribe for 27,067,015 shares at $0.052 per share. 25% on the first anniversary of the grant date for the options, with the balance vesting on a quarterly basis over a 3-year period commencing from that date.

Details of the issue are set out below:

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
21-Feb-23	16-Dec-23	16-Dec-28	$0.0321	6,766,754	$0.0170
21-Feb-23	16-Mar-24	16-Mar-29	$0.0321	1,691,688	$0.0170
21-Feb-23	16-Jun-24	16-Jun-29	$0.0321	1,691,689	$0.0180
21-Feb-23	16-Sep-24	16-Sep-29	$0.0321	1,691,688	$0.0180
21-Feb-23	16-Dec-24	16-Dec-29	$0.0321	1,691,689	$0.0180
21-Feb-23	16-Mar-25	16-Mar-30	$0.0321	1,691,688	$0.0190
21-Feb-23	16-Jun-25	16-Jun-30	$0.0321	1,691,689	$0.0190
21-Feb-23	16-Sep-25	16-Sep-30	$0.0321	1,691,688	$0.0190
21-Feb-23	16-Dec-25	16-Dec-30	$0.0321	1,691,689	$0.0190
21-Feb-23	16-Mar-26	16-Mar-31	$0.0321	1,691,688	$0.0200
21-Feb-23	16-Jun-26	16-Jun-31	$0.0321	1,691,689	$0.0200
21-Feb-23	16-Sep-26	16-Sep-31	$0.0321	1,691,688	$0.0200
21-Feb-23	16-Dec-26	16-Dec-31	$0.0321	1,691,688	$0.0200
				27,067,015

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Share price at date of issue	$0.028
Exercise price	$0.0321
Bionomics share volatility	74.18%
Risk free interest rate	3.627%

(ii) Unlisted share options issued during the year ended 30 June 2022

On 2 December 2021, shareholders at the Annual General Meeting approved the issuing of 47,786,607 share options to subscribe for 47,786,607 shares at $0.2014 per share to Dr Errol De Souza, Executive Chairman. The options were issued on 22 December 2021, details of the issue are set out below:

Notes to the Financial Statements

for the financial year ended 30 June 2023

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
2-Dec-21	30-Sep-21	30-Sep-26	$0.2014	2,986,663	$0.0740
2-Dec-21	31-Dec-21	31-Dec-26	$0.2014	2,986,663	$0.0760
2-Dec-21	31-Mar-22	31-Mar-27	$0.2014	2,986,663	$0.0780
2-Dec-21	30-Jun-22	30-Jun-27	$0.2014	2,986,663	$0.0790
2-Dec-21	30-Sep-22	30-Sep-27	$0.2014	2,986,663	$0.0810
2-Dec-21	31-Dec-22	31-Dec-27	$0.2014	2,986,663	$0.0820
2-Dec-21	31-Mar-23	31-Mar-28	$0.2014	2,986,663	$0.0840
2-Dec-21	30-Jun-23	30-Jun-28	$0.2014	2,986,663	$0.0850
2-Dec-21	30-Sep-23	30-Sep-28	$0.2014	2,986,663	$0.0860
2-Dec-21	31-Dec-23	31-Dec-28	$0.2014	2,986,663	$0.0880
2-Dec-21	31-Mar-24	31-Mar-24	$0.2014	2,986,663	$0.0890
2-Dec-21	30-Jun-24	30-Jun-24	$0.2014	2,986,663	$0.0900
2-Dec-21	30-Sep-24	30-Jun-24	$0.2014	2,986,663	$0.0910
2-Dec-21	31-Dec-24	31-Dec-29	$0.2014	2,986,663	$0.0920
2-Dec-21	31-Mar-25	31-Mar-30	$0.2014	2,986,663	$0.0930
2-Dec-21	30-Jun-25	30-Jun-30	$0.2014	2,986,662	$0.0940
				47,786,607

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Share price at date of issue	$0.125
Exercise price	$0.2014
Bionomics share volatility	85.53%
Risk free interest rate	0.413%

On 2 December 2021, shareholders at the Annual General Meeting approved the issuing of 13,430,160 share options to subscribe for 13,430,160 shares at $0.09645 per share to Dr Errol De Souza, Executive Chairman. The options were issued on 22 December 2021, details of the issue are set out below:

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
2-Dec-21	31-Mar-22	31-Mar-27	$0.09645	839,385	$0.0900
2-Dec-21	30-Jun-22	30-Jun-27	$0.09645	839,385	$0.0910
2-Dec-21	30-Sep-22	30-Sep-27	$0.09645	839,385	$0.0920
2-Dec-21	31-Dec-22	31-Dec-27	$0.09645	839,385	$0.0940
2-Dec-21	31-Mar-23	31-Mar-28	$0.09645	839,385	$0.0950
2-Dec-21	30-Jun-23	30-Jun-28	$0.09645	839,385	$0.0960
2-Dec-21	30-Sep-23	30-Sep-28	$0.09645	839,385	$0.0970
2-Dec-21	31-Dec-23	31-Dec-28	$0.09645	839,385	$0.0980
2-Dec-21	31-Mar-24	31-Mar-29	$0.09645	839,385	$0.0980
2-Dec-21	30-Jun-24	30-Jun-29	$0.09645	839,385	$0.0990
2-Dec-21	30-Sep-24	30-Sep-29	$0.09645	839,385	$0.1000
2-Dec-21	31-Dec-24	31-Dec-29	$0.09645	839,385	$0.1010
2-Dec-21	31-Mar-25	31-Mar-30	$0.09645	839,385	$0.1020
2-Dec-21	30-Jun-25	30-Jun-30	$0.09645	839,385	$0.1020
2-Dec-21	30-Sep-25	30-Sep-30	$0.09645	839,385	$0.1030
2-Dec-21	31-Dec-25	31-Dec-30	$0.09645	839,385	$0.1040
				13,430,160

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Notes to the Financial Statements

for the financial year ended 30 June 2023

Share price at date of issue	$0.125
Exercise price	$0.0965
Bionomics share volatility	85.53%
Risk free interest rate	0.413%

Unlisted share options exercised during the year ended 30 June 2023

No share options were exercised.

Unlisted share options exercised during the year ended 30 June 2022

On 2 September 2021, 2,000,000 unlisted share options were exercised at $0.0136 per share. The share price at date of exercise was $0.19.

The table below lists share options outstanding at 30 June 2023:

Notes to the Financial Statements

for the financial year ended 30 June 2023

Grant date	Expiry date	Exercise price	Number of options	Fair value
20-Jul-15	20-Jul-23	$0.3481	10,000	$0.2513
20-Jul-15	20-Jul-23	$0.3481	5,000	$0.2513
5-Sep-17	5-Sep-23	$0.4136	10,000	$0.3062
9-Oct-15	9-Oct-23	$0.4311	5,000	$0.3376
10-Oct-13	10-Oct-23	$0.5750	15,000	$0.5415
4-Nov-16	4-Nov-23	$0.2327	4,000	$0.2448
28-Nov-16	28-Nov-23	$0.2349	200,000	$0.2621
28-Nov-16	28-Nov-23	$0.2866	200,000	$0.2504
28-Nov-16	28-Nov-23	$0.3556	5,000	$0.2370
17-Dec-13	17-Dec-23	$0.6611	4,000	$0.4573
24-Dec-15	24-Dec-23	$0.5125	100,000	$0.1798
30-Dec-15	30-Dec-23	$0.4838	50,000	$0.1912
2-Dec-21	31-Mar-24	$0.2014	2,986,663	$0.0890
27-Apr-15	27-Apr-24	$0.4765	4,000	$0.2601
6-May-16	6-May-24	$0.2936	50,000	$0.2068
25-May-15	25-May-24	$0.3982	260,600	$0.2780
2-Dec-21	30-Jun-24	$0.2014	2,986,663	$0.0900
2-Dec-21	30-Jun-24	$0.2014	2,986,663	$0.0910
20-Jul-15	20-Jul-24	$0.4077	15,000	$0.2640
5-Sep-17	5-Sep-24	$0.4136	10,000	$0.3236
9-Oct-15	9-Oct-24	$0.4311	5,000	$0.3521
4-Nov-16	4-Nov-24	$0.2327	4,000	$0.2546
28-Nov-16	28-Nov-24	$0.2349	200,000	$0.2721
28-Nov-16	28-Nov-24	$0.2866	200,000	$0.2616
28-Nov-16	28-Nov-24	$0.3556	5,000	$0.2495
24-Dec-15	24-Dec-24	$0.5125	100,000	$0.1925
30-Dec-15	30-Dec-24	$0.4838	50,000	$0.2038
27-Apr-15	27-Apr-25	$0.4765	4,000	$0.2722
6-May-16	6-May-25	$0.2936	50,000	$0.2164
25-May-15	25-May-25	$0.3982	255,600	$0.2893
25-May-15	25-May-25	$0.3982	5,000	$0.2893
20-Jul-15	20-Jul-25	$0.4077	15,000	$0.2756
28-Aug-20	28-Aug-25	$0.0136	6,000,000	$0.0750
28-Aug-20	28-Aug-25	$0.0136	6,000,000	$0.0710
28-Aug-20	28-Aug-25	$0.0136	500,000	$0.1330
28-Aug-20	28-Aug-25	$0.0136	500,000	$0.1180
5-Sep-17	5-Sep-25	$0.4136	10,000	$0.3388
9-Oct-15	9-Oct-25	$0.4311	5,000	$0.3653
4-Nov-16	4-Nov-25	$0.2327	4,000	$0.2633
28-Nov-16	28-Nov-25	$0.2349	200,000	$0.2810

Notes to the Financial Statements

for the financial year ended 30 June 2023

Grant date	Expiry date	Exercise price	Number of options	Fair value
28-Nov-16	28-Nov-25	$0.2866	200,000	$0.2716
28-Nov-16	28-Nov-25	$0.3556	5,000	$0.2605
24-Dec-15	24-Dec-25	$0.5125	100,000	$0.2039
30-Dec-15	30-Dec-25	$0.4838	50,000	$0.2152
6-May-16	6-May-26	$0.2936	50,000	$0.2251
5-Sep-17	5-Sep-26	$0.4136	10,000	$0.3520
2-Dec-21	30-Sep-26	$0.2014	2,986,663	$0.0740
20-Nov-20	20-Oct-26	$0.1519	100,000	$0.0890
4-Nov-16	4-Nov-26	$0.2327	4,000	$0.2710
28-Nov-16	28-Nov-26	$0.2349	200,000	$0.2890
28-Nov-16	28-Nov-26	$0.2866	200,000	$0.2804
28-Nov-16	28-Nov-26	$0.3556	5,000	$0.2703
2-Dec-21	31-Dec-26	$0.2014	2,986,663	$0.0760
2-Dec-21	31-Mar-27	$0.2014	2,986,663	$0.0780
2-Dec-21	31-Mar-27	$0.0965	839,385	$0.0900
2-Dec-21	30-Jun-27	$0.2014	2,986,663	$0.0790
2-Dec-21	30-Jun-27	$0.0965	839,385	$0.0910
5-Sep-17	5-Sep-27	$0.4136	10,000	$0.3636
2-Dec-21	30-Sep-27	$0.2014	2,986,663	$0.0810
2-Dec-21	30-Sep-27	$0.0965	839,385	$0.0920
20-Nov-20	20-Oct-27	$0.1519	100,000	$0.0950
2-Dec-21	31-Dec-27	$0.2014	2,986,663	$0.0820
2-Dec-21	31-Dec-27	$0.0965	839,385	$0.0940
21-Feb-23	23-Feb-28	$0.0520	1,666,666	$0.0140
2-Dec-21	31-Mar-28	$0.2014	2,986,663	$0.0840
2-Dec-21	31-Mar-28	$0.0965	839,385	$0.0950
2-Dec-21	30-Jun-28	$0.2014	2,986,663	$0.0850
2-Dec-21	30-Jun-28	$0.0965	839,385	$0.0960
8-Jul-22	8-Jul-28	$0.0543	1,925,000	$0.0410
2-Dec-21	30-Sep-28	$0.2014	2,986,663	$0.0860
2-Dec-21	30-Sep-28	$0.0965	839,385	$0.0970
21-Feb-23	30-Sep-28	$0.0520	1,666,667	$0.0150
20-Nov-20	20-Oct-28	$0.1519	100,000	$0.0990
8-Jul-22	31-Oct-28	$0.0543	481,251	$0.0420
21-Feb-23	16-Dec-28	$0.0321	6,766,754	$0.0170
2-Dec-21	31-Dec-28	$0.2014	2,986,663	$0.0880
2-Dec-21	31-Dec-28	$0.0965	839,385	$0.0980
8-Jul-22	31-Jan-29	$0.0543	481,251	$0.0430
21-Feb-23	16-Mar-29	$0.0321	1,691,688	$0.0170
2-Dec-21	31-Mar-29	$0.0965	839,385	$0.0980
8-Jul-22	30-Apr-29	$0.0543	481,251	$0.0430
21-Feb-23	16-Jun-29	$0.0321	1,691,689	$0.0180
2-Dec-21	30-Jun-29	$0.0965	839,385	$0.0990
21-Feb-23	30-Jun-29	$0.0520	5,000,000	$0.0144
8-Jul-22	31-Jul-29	$0.0543	481,251	$0.0440
21-Feb-23	16-Sep-29	$0.0321	1,691,688	$0.0180
2-Dec-21	30-Sep-29	$0.0965	839,385	$0.1000
20-Nov-20	20-Oct-29	$0.1519	100,000	$0.1030
8-Jul-22	31-Oct-29	$0.0543	481,251	$0.0440
21-Feb-23	16-Dec-29	$0.0321	1,691,689	$0.0180
2-Dec-21	31-Dec-29	$0.2014	2,986,663	$0.0920
2-Dec-21	31-Dec-29	$0.0965	839,385	$0.1010
8-Jul-22	31-Jan-30	$0.0543	481,251	$0.0450

Notes to the Financial Statements

for the financial year ended 30 June 2023

Grant date	Expiry date	Exercise price	Number of options	Fair value
21-Feb-23	16-Mar-30	$0.0321	1,691,688	$0.0190
2-Dec-21	31-Mar-30	$0.2014	2,986,663	$0.0930
2-Dec-21	31-Mar-30	$0.0965	839,385	$0.1020
8-Jul-22	30-Apr-30	$0.0543	481,251	$0.0450
21-Feb-23	16-Jun-30	$0.0321	1,691,689	$0.0190
2-Dec-21	30-Jun-30	$0.2014	2,986,662	$0.0940
2-Dec-21	30-Jun-30	$0.0965	839,385	$0.1020
8-Jul-22	31-Jul-30	$0.0543	481,251	$0.0460
21-Feb-23	16-Sep-30	$0.0321	1,691,688	$0.0190

(c)
Warrants

When exercised, each warrant is convertible into one ordinary share.

Movement in unlisted share warrants:

	2023		2022
		Weighted		Weighted
	Number	average	Number	average
	of warrants	exercise	of warrants	exercise
		price		price
Opening balance at beginning of financial year	142,000,000	$0.06	166,082,988	$0.11
Granted during the financial year	-	-	-	-
Exercised during the financial year	-	-	(8,000,000)	$0.06
Expired during the financial year	-	-	(16,082,988)	$0.57
Closing balance at 30 June	142,000,000	$0.06	142,000,000	$0.06

The number of unlisted warrants vested and exercisable at 30 June 2023 is 142,000,000 (2022: 142,000,000).

The weighted average remaining contractual life of any unlisted warrants outstanding at the 30 June 2023 is 0.16 years (2022: 1.6 years).

Unlisted warrants exercised during the year ended 30 June 2023

No warrants were exercised.

Unlisted warrants exercised during the year ended 30 June 2022

On 11 November 2021, 2,000,000 warrants were exercised at $0.06 per share. The share price at date of exercise was $0.125.

The table below lists warrants outstanding at 30 June 2023.

Grant Date	Expiry date	Exercise Price	No of options	Fair Value
26-Aug-20	26-Aug-23	$0.06	142,000,000	$0.01

NOTE 21: RESERVES

	2023 $	2022 $
Foreign Currency Translation Reserve (a)	6,646,840	6,186,334
Share-based Payments Reserve (b)	7,858,906	6,337,264
Total Reserves	14,505,746	12,523,598

Notes to the Financial Statements

for the financial year ended 30 June 2023

(a)
Foreign Currency Translation Reserve

Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 2(i). The reserve is recognised in profit or loss when the investment is disposed of.

(b)
Share-based Payments Reserve

The share-based payments reserve is used to recognise the fair value of options and warrants issued over the vesting period or the period of the Consultancy Agreement, as applicable. Further information about share-based payments is set out in Note 20.

NOTE 22: FINANCIAL INSTRUMENTS

(a)
Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns whilst maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of lease liabilities for rental property (Note 18) cash and cash equivalents (Note 8) and equity attributable to equity holders of the parent, comprising issued capital (Note 20), reserves (Note 21) and retained earnings.

The Group’s policy is to fund the research and development activities and operations through the issue of equity and the commercialisation of intellectual property assets. Project specific borrowings are utilised where appropriate and also minor borrowings for operational assets, as required.

(b)
Categories of Financial Instruments

	2023 $	2022 $
Financial Assets
Cash and cash equivalents	18,250,255	33,564,857
Receivables	642,277	6,784,121
Other financial assets	119,000	119,000
	19,011,532	40,467,978

Financial Liabilities
Trade and other payables	3,500,487	2,786,280
Lease liability – rental property	533,583	693,623
Contingent consideration at fair value	3,687,189	2,699,010
	7,721,259	6,178,913

(c)
Financial Risk Management Objectives

The Board, through the Audit and Risk Management (“ARM”) Committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems.

In summary, Group policies are designed to ensure significant strategic, operational, legal, reputational and financial risks are identified, assessed, and effectively monitored and managed in a manner sufficient for a company of Bionomics’ size and stage of development to enable achievement of the Group’s business strategy and objectives.

The Group’s risk management policies are managed by the key management personnel and are reviewed by the ARM Committee according to a timetable of assessment and review proposed by that committee and approved by the Board.

Notes to the Financial Statements

for the financial year ended 30 June 2023

(d)
Market Risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates (see (e) below) and interest rates (see (f)).

The Group may use derivative financial instruments to manage its exposure to foreign currency risk, if and when appropriate.

The Group has not entered into any interest rate derivatives.

The Group measures market risk exposures using sensitivity analysis. There has been no material change to the Group’s exposure to market risks or the manner in which these risks are managed and measured.

There were no derivative financial instruments outstanding as at 30 June 2023 (2022: nil).

(e)
Foreign Currency Risk Management

The Group undertakes certain transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed in accordance with established policies. The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars is as follows:

	2023 $	2022 $
Denominated in USD
Monetary items
Cash and cash equivalents	2,552,731	17,786,031
Trade and other payables	(2,451,693)	(1,298,425)
Contingent consideration liability	(3,687,189)	(2,699,010)
Total monetary items	(3,586,151)	13,788,596
Non-monetary items
Goodwill	6,137,205	5,921,027
Other intangible assets	9,202,594	9,838,274
Deferred tax liability	(1,655,369)	(1,798,625)
Total non-monetary items	13,684,430	13,960,676

Total denominated in USD	10,098,279	27,749,272

Foreign Currency Sensitivity Analysis

The following table details the Group’s sensitivity to a 10% increase and decrease in the Australian dollar against the US dollar. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis below includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit or equity where the Australian dollar strengthens 10% against the relevant currency.

For a 10% increase or decrease of the Australian dollar against the relevant currency, there would be a comparable impact on the profit or equity as set out below:

	2023 $	2022 $
10% increase
Profit or loss (i)	(579,305)	1,796,641
Equity (ii)	91,097	18,815
10% decrease
Profit or loss (i)	579,305	(1,796,641)
Equity (ii)	(91,097)	(18,815)

Notes to the Financial Statements

for the financial year ended 30 June 2023

(i)
This is attributable to the exposure to outstanding USD net monetary assets at the end of the reporting period.
(ii)
This is attributable to the exposure to outstanding USD net monetary assets at the end of the reporting period in the subsidiaries which is denominated in USD and reflected in the foreign currency translation reserve.

The Group’s sensitivity to foreign currency has decreased as at 30 June 2023 mainly due to a decrease in cash and cash equivalents that are denominated in USD as a result of paying for the clinical trials in United States.

The sensitivity analysis may not represent the quantum of foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year. Requirements change during the financial year depending on research and development.

Forward Foreign Exchange Contracts

It is the policy of the Group to enter into forward foreign currency contracts to cover specific foreign currency payments and receipts when appropriate (such as when there is a legal commitment to pay or receive foreign currency or the Chairman or Chief Executive Officer has a high degree of confidence (>90%) that a foreign currency exposure will arise).

Under the Group’s Treasury Policy, the Chief Financial Officer will manage the foreign exchange transaction risk adopting the following guidelines:

•
Generally, hedge foreign exchange exposure identified above by entering into a forward currency contract.
•
The duration of any forward currency contract(s) will approximate the period in which the net currency exposure arises.
•
Recognising the uncertainty that exists in projecting forward foreign currency flows, a maximum net foreign currency exposure position may be held at any point in time.

Due to the long-term nature of the net investment in the USD denominated wholly owned subsidiaries, the investments will not be hedged into Australian dollars, with the result that the Australian dollar value of the investments will fluctuate with the market rate through the foreign currency translation reserve.

There were no forward foreign currency contracts outstanding as at 30 June 2023 (2022: nil).

(f)
Interest Rate Risk Management

The Group has no borrowings, other than lease liability (rental property) which is at fixed interest rate. The Group does not use interest rate swap contracts or forward interest rate contracts.

The Group is exposed to interest rate risk only in relation to the cash and cash equivalent balances.

Interest Rate Sensitivity Analysis

The Group has no borrowings, other than lease liability (rental property) which is at a fixed interest rate.

(g)
Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group’s maximum exposure to credit risk.

Notes to the Financial Statements

for the financial year ended 30 June 2023

(h)
Liquidity Risk Management

Ultimate responsibility for liquidity risk management rests with the Board, which has approved an appropriate liquidity risk management framework for management of the Group’s short-, medium- and long-term funding. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities.

(i)
Liquidity and Interest Rate Risk

The following tables detail the Group’s remaining contractual maturity for its financial liabilities with agreed repayment terms. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

To the extent that interest flows are at a variable rate, the undiscounted amount is derived from interest rate applicable at the end of the reporting period. The tables include both interest and principal cash flows.

2023	Weighted average effective interest rate %	Less than 1 month $	1 – 3 months $	3 – 12 months $	1 to 5 years $	5 + years $	Total $
Trade and other payables	-	3,500,487	-	-	-	-	3,500,487
Lease liability – rental property (fixed interest rate)	3.56	15,564	46,691	125,018	375,989	-	563,262
		3,516,051	46,691	125,018	375,989	-	4,063,749

2022	Weighted average effective interest rate %	Less than 1 month $	1 – 3 months $	3 – 12 months $	1 to 5 years $	5 + years $	Total $
Trade and other payables	-	2,786,280	-	-	-	-	2,786,280
Lease liability – rental property (fixed interest rate)	3.56	15,069	45,206	121,043	563,262	-	744,580
		2,801,349	45,206	121,043	563,262	-	3,530,860

(j)
Fair Value of Financial Instruments

The Group has no financial assets that are measured at fair value and the only financial liability that is measured at fair value at the end of each reporting period is contingent consideration (Note 30). The value of financial

Notes to the Financial Statements

for the financial year ended 30 June 2023

assets and other financial liabilities approximate their fair value. The following table gives information about how the fair value of the financial liability is determined.

Financial Liabilities	Fair value as at 30 June 2023 $	Fair value as at 30 June 2022 $	Fair value hierarchy	Valuation technique	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Contingent consideration in a business combination (Note 30)	3,687,189	2,699,010	Level 3	Discounted cash flow	Discount rate of 25% (pre-tax) and probability adjusted revenue projections.	The higher the discount rate, the lower the value. The higher the possible revenue the higher value.

Reconciliation of Level 3 fair value measurements

	2023	2022
	Contingent consideration in a business combination $	Contingent consideration in a business combination $
Opening balance Total (gain) or loss:	2,699,010	1,762,656
Total - in profit or loss	988,179	936,354
Closing balance	3,687,189	2,699,010

NOTE 23: KEY MANAGEMENT PERSONNEL COMPENSATION

The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below:

	2023 $	2022 $
Short-term employee compensation	3,717,144	2,535,560
Post-employment benefits	71,876	69,039
Other long-term benefits	33,133	22,241
Share-based payments	1,899,827	2,819,133
Total key management personnel compensation	5,721,980	5,445,973

Notes to the Financial Statements

for the financial year ended 30 June 2023

NOTE 24: COMMITMENTS FOR EXPENDITURE

Operating Leases

Operating leases related to photocopier with lease term of 3 years (2022: 4 years). The following table gives information about this lease commitment, which is not included in the lease liability due to the application of the practical expedients to exclude low value leases from lease liabilities.

	2023 $	2022 $
Non-cancellable Operating Lease Commitments
Within one year	5,469	5,064
Later than one year but not greater than five	10,103	13,504
Later than five years	-	-
Minimum lease payments	15,572	18,568

NOTE 25: REMUNERATION OF AUDITORS

	2023 $	2022 $
Audit or Review of Financial Reports
- Group	357,500	969,726
Agreed -upon-procedures
- Shares issued under the F-1	118,000	-
- Shelf (F-3) & ATM for SEC filing	25,000	-
	500,500	969,726

The auditor of Bionomics Limited is Ernst & Young.

NOTE 26: CASH FLOW INFORMATION

(a)
Cash and Cash Equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and in banks, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	2023 $	2022 $
Cash and cash equivalents (Note 8)	18,250,255	33,564,857

Notes to the Financial Statements

for the financial year ended 30 June 2023

(b)
Reconciliation of Operating Loss to Net Cash Outflow from Operating Activities

	2023 $	2022 $
(Loss) for the year	(31,846,957)	(21,759,358)
Items in loss
Depreciation and amortisation	1,156,992	1,109,412
Share-based payments	1,904,553	2,829,689
Loss on asset disposals	-	1,827
Contingent consideration – change in fair value	988,179	936,354
Net foreign exchange differences	(33,555)	738,423
Interest received	(479,726)	(9,869)

Changes in Operating Assets and Liabilities
Decrease/(Increase) in receivables	49,642	(39,148)
Decrease/(Increase) in research and development incentive receivable	6,092,202	(5,791,688)
Decrease/(Increase) in other assets	258,252	(600,285)
Increase in payables	714,207	979,902
Increase in provisions	59,635	41,062
(Decrease) in deferred tax liability	(206,792)	(191,808)
Net cash outflows from operating activities	(21,343,368)	(21,755,487)

NOTE 27: LOSS PER SHARE

	2023	2022
Basic loss per share	($0.02) (2 cent)	($0.02) (2 cent)
Diluted loss per share	($0.02) (2 cent)	($0.02) (2 cent)

The basic and diluted loss per share amounts have been calculated using the ‘Loss after income tax’ figure in the consolidated statement of profit or and other comprehensive income.

	2023 $	2022 $
Loss Per Share (Basic and Diluted):
Loss after tax for the year	(31,846,957)	(21,759,358)

	2023 number	2022 number
Weighted Average Number of Ordinary Shares - Basic
Weighted average number of ordinary shares used in calculating basic loss per share:	1,468,735,424	1,353,350,744

Weighted Average Number of Ordinary Shares – Diluted
Weighted average number of ordinary shares used in calculating basic loss per share:	1,468,735,424	1,353,350,744
Shares deemed to be issued for no consideration in respect of employee options	46,690,480	31,065,272
Potential ordinary shares which are anti-dilutive and excluded	(46,690,480)	(31,065,272)
Shares deemed to be issued for no consideration in respect of warrants	142,000,000	142,000,000
Potential ordinary shares which are anti-dilutive and excluded	(142,000,000)	(142,000,000)
Weighted average number of ordinary shares used in the calculation of diluted loss per share	1,468,735,424	1,353,350,744

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted loss per share.

Notes to the Financial Statements

for the financial year ended 30 June 2023

	2023 number	2022 number
Employee options	46,690,480	31,065,272
Warrants	142,000,000	142,000,000

NOTE 28: RELATED PARTY TRANSACTIONS

a)
Parent Entity

The immediate parent and ultimate controlling party of the Group is Bionomics Limited. Interests in subsidiaries are set out in Note 12.

b)
Loans to Directors and Other Key Management Personnel

There were no loans to any Directors of the Company or other key management personnel of the Group during the financial year ended 30 June 2023 (2022: Nil).

c)
Appointment of New Chief Executive Officer

On 5 January 2023, Dr Spyros Papapetropoulos commenced employment as President and Chief Executive Officer, details of the employment contract are set out below:

•
Fixed Remuneration of US$525,000 per year base salary, plus reimbursement for the cost of procuring health benefits in the United States for an amount equal to US$2,500 per month;
•
Signing on bonus of US$50,000;
•
A short-term incentive/bonus potential of 50% of base salary, upon meeting the applicable performance criteria established by the Remuneration Committee of the Board, against agreed financial, strategic and operational targets;
•
Severance pay of 1 times base salary plus a 1 time target bonus potential to be paid in equal instalments over the following 12-month period; and
•
any outstanding equity compensation awards will fully and immediately vest.
d)
Termination Payment to Dr Errol De Souza

As a result of Dr Spyridon Papapetropoulos commencing employment as President and Chief Executive Officer on 5 January 2023 (see above for details), Dr De Souza resumed the role as Non-executive Chairman from 1 January 2023 and was replaced as Chairman by Mr Alan Fisher on 1 July 2023. As per the agreement with Dr De Souza a transitional payment of US$351,376 and bonus payment of US$332,325 became payable. This was partially offset by no Director fees being paid to the Non-Executive Chairman for the period 1 January 2023 to 30 June 2023.

e)
Share Options Issued to Directors and Other Key Management Personnel

During the year ended 30 June 2023 share options were issued to Dr Errol De Souza and Dr Spyros Papapetropoulos (directors), and Mr Adrian Hinton, Mr Connor Bernstein and Ms Liz Doolin (other key Management personnel), details about these share options are set out in Note 20(b) (i) to the Financial Statements). (2022: share options were issued to Dr Errol De Souza, details about these share options are set out in Note 20(b) (ii) to the Financial Statement).

f)
Share Options forfeited by Other Key Management Personnel

As Mr Connors consultancy agreement was not renewed on 30 June 2023 the share options that had been issued to him (3,500,000) during the current year were forfeited (2022: Nil).

g)
Shares Issued to Apeiron (a Director related entity)

No shares were issued during the year ended 30 June 2023 (2022:14,574,780 shares were issued to Apeiron at $0.09645 per share as result of the US IPO).

h)
Shares Issued to BVF Partners (a Director related entity) ("BVF")

BVF was a Director related entity during the year ended 30 June 2022 and 7,287,480 shares at $0.09645 per share were issued to BVF during December 2022 as a result of the US IPO. After the share issue BVF Partners ceased to be a Director related entity.

Notes to the Financial Statements

for the financial year ended 30 June 2023

NOTE 29: PARENT ENTITY INFORMATION

The accounting policies of the parent entity, which have been applied in determining the financial information for the year ended 30 June 2023 shown below, are the same as those applied in the consolidated financial statements. Refer to Note 2 for a summary of the significant accounting policies relating to the Group, except investment in subsidiaries and receivables from subsidiaries which are carried at cost less any impairment allowance.

	2023 $	2022 $
Financial Position

Assets
Current assets	21,954,818	42,979,242
Non-current assets	19,065,371	20,530,807
Total assets	41,020,189	63,510,049

Liabilities
Current liabilities	3,801,001	3,354,140
Non-current liabilities	4,071,329	3,243,055
Total liabilities	7,872,330	6,597,195

Net Assets	33,147,859	56,912,854

Equity
Issued capital	223,412,662	217,695,759
Reserves	7,858,906	6,337,264
Accumulated losses	(198,123,709)	(167,120,169)
Total equity	33,147,859	56,912,854

	2023 $	2022 $
Financial Performance
(Loss) for the year	(31,386,451)	(20,692,224)
Other comprehensive income	-	-
Total comprehensive (loss)	(31,386,451)	(20,692,224)

(a)
Property, Plant and Equipment Commitments

There were no contractual commitments for the acquisition of property, plant or equipment as at 30 June 2023 (2022: Nil).

(b)
Contingent Liabilities and Guarantees

The contingent liabilities and guarantees of the parent are the same as disclosed in Note 31.

NOTE 30: CONTINGENT CONSIDERATION

During the year ended 30 June 2013, the Company acquired Eclipse Therapeutics, Inc (Eclipse) into its wholly owned subsidiary, Bionomics Inc. Part of the consideration are potential cash earn-outs to Eclipse security holders based on achieving late-stage development success or partnering outcomes of the Eclipse asset that was acquired. This liability is recorded at fair value; see Note 23(j), for information about the calculation of the fair value. Due to changes in the projected inputs, being the timing and quantum of expected cash outflow, which are in USD dollars, the liability increased by $988,179 at 30 June 2023 (increased by $936,354 at 30 June 2022). Inputs used are based on the anticipated amounts and timing of potential milestone and royalty payments to be received by the Group from licensing agreement with Carina Biotech Pty Ltd (Carina). Australian Accounting Standards required that in a “business combination” (the Company acquiring Eclipse) any contingent consideration liability at acquisition date needs to be

Notes to the Financial Statements

for the financial year ended 30 June 2023

recorded at the fair value and subsequent changes in the fair value is recognised in profit or loss, but any contingent assets at acquisition date are not allowed to be recorded. The Company has a contingent asset (the expected payments to be received from Carina) at 30 June 2023 which is greater than the contingent consideration liability.

	2023 $	2022 $
Opening balance	2,699,010	1,762,656
Change in fair value	988,179	936,354
Closing balance	3,687,189	2,699,010

NOTE 31: CONTINGENT LIABILITIES

•
In January 2012, the Company entered into a research and license agreement with Ironwood Pharmaceuticals, Inc., or Ironwood, pursuant to which Ironwood was granted worldwide development and commercialisation rights for BNC210. In November 2014, the parties mutually agreed to terminate this license agreement, reverting all rights to BNC210 back to the Company. The sole obligation to Ironwood is to pay Ironwood low single digit royalties on the net sales of BNC210, if commercialised. It is not practicable to estimate the future payments of any such royalties that may arise due to the stage of development of BNC210.
•
The Group has provided a restricted cash deposit of $119,000 (2022: $119,000) as security for an unconditional irrevocable bank guarantee as a rent guarantee of $119,000 (2022: $119,000) to the landlord of the Company’s leased office premises.
•
The Group has contingent liability in relation to the employment agreement with Dr Spyros Papapetropoulos (see note 28 (c) to the Financial Statements for details (severance pay) of US$787,500. (2022: contingent liability in relation to the agreement with Dr Errol De Souza and during the current year US$683,701 was paid, (see note 28 (d) to the Financial Statements for details).

NOTE 32: EVENTS OCCURRING AFTER REPORTING DATE

As from the close of trading on 28 August 2023, Bionomics delisted from the ASX and now is only listed on the NASDAQ.

On 8 May 2023, Bionomics announced the establishment of an ATM Program with Cantor, who will act as sales agent. During the month of September 2023 and up to the date of this report, Cantor sold under the ATM Program, 2,100,866 ADSs (378,155,880 ordinary shares) raising gross proceeds of US$6,715,878. Net proceeds after deducting Cantor’s commission and the ADS issuance fee were US$6,409,359.

There are no other matters or circumstances that have arisen since the end of the financial year which significantly affect or may significantly affect the results of the operations of the Group.

Directors’ Declaration

The Directors declare that:

a)
in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;
b)
in the Directors’ opinion, the attached financial statements are in compliance with International Financial Reporting Standards issued by the International Financial Reporting Board, as stated in Note 2 to the financial statements;
c)
in the Directors’ opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity, and

Signed in accordance with a resolution of the Directors made pursuant to section 295(5) of the Corporations Act 2001.

On behalf of the Directors

Alan Fisher

Chair

Dated this 29th day of September 2023

Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Independent auditor’s report to the members of Bionomics Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Bionomics Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 30 June 2023, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a.
Giving a true and fair view of the consolidated financial position of the Group as at 30 June 2023 and of its consolidated financial performance for the year ended on that date; and
b.
Complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Information other than the financial report and auditor’s report thereon

The directors are responsible for the other information. The other information comprises the information included in the Company’s 2023 annual report, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
•
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Ernst & Young

Nigel Stevenson

Partner

Adelaide

29 September 2023

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation